UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			12
Financial Statements
Balance Sheets			14
Income Statements			18
Statements of Changes in Stockholders' Equity			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	22
Note	4	. Cash and Cash Equivalents	28
Note	5	. Interbank Investments	28
Note	6	. Securities and Derivatives Financial Instruments	29
Note	7	. Interbank Accounts	43
Note	8	. Loan Portfolio and Allowance for Loan Losses	43
Note	9	. Foreign Exchange Portfolio	47
Note	10	. Trading Account	47
Note	11	. Tax Credits	48
Note	12	. Other Receivables - Other	49
Note	13	. Dependence Information and Foreign Subsidiary	49
Note	14	. Investments in Affiliates and Subsidiaries	51
Note	15	. Fixed Assets	56
Note	16	. Intangibles	56
Note	17	. Money Market Funding and Borrowings and Onlendings	57
Note	18	. Tax and Social Security	60
Note	19	. Subordinated Debts	60
Note	20	. Debt Instruments Eligible to Compose Capital	61
Note	21	. Other Payables - Other	61
Note	22	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	62
Note	23	. Stockholders’ Equity	65
Note	24	. Operational Ratios	67
Note	25	. Related Parties	68
Note	26	. Income from Services Rendered and Banking Fees	74
Note	27	. Personnel Expenses	74
Note	28	. Other Administrative Expenses	74
Note	29	. Tax Expenses	74
Note	30	. Other Operating Income	75
Note	31	. Other Operating Expenses	75
Note	32	. Non-Operating Results	75
Note	33	. Income Tax and Social Contribution	76
Note	34	. Employee Benefit Plans - Post-Employment Benefits	76
Note	35	. Risk Management Structure	83
Note	36	. Corporate Restructuring	87
Note	37	. Subsequent Event	88
Note	38	. Other Information	88
Executive’s Report of Financial Statements			89
Executive’s Report of Independent Auditors' Report			90

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW

Dear Stockholders:

We present herein the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2014, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2014 will be released within the statutory period, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

The 4Q13 GDP performance (latest figures released in February) grew by 1.9% over the same period in 2012. Thus, the 2013 GDP was 2.3%, higher than posted in 2012 of 1.0%. Investments ended the year up 6.3%, driven mainly by the depressed basis of comparison in 2012 and by the increase in domestic production of machinery and equipment. Household consumption expanded by 2.3% in 2013. On the supply side, the main highlight was agricultural GDP, which production rose by 7.0% in 2013, due to the good performance of harvest. Services continued the positive behavior and grew 2.0% in 2013, which was higher than the 1.9% observed in 2012. The industrial GDP grew 1.3% in 2013, with better performance compared to the 0.8% drop in 2012.

Consumer prices, measured by the IPCA index, increased by 6.15% in the 12 months through March, 2014, less than the 6.6% observed in March, 2013. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the basic interest rate (Selic) to 11% p.a. at its April 2nd, 2014 meeting. This is already impacting bank lending rates. In February, the average non-earmarked rate for loans to individuals stood at 41.2% p.a. versus 35.1% p.a. in February 2013. Outstanding credit grew 14.7% YoY in the 12 months through February, reaching R$2.73 trillion, or 55.8% of GDP, still driven by mortgage lending, which grew by 32.7% YoY in the same period, well above the other credit lines.

The currency weakness has partially offset the still fragile global scenario. Exports increased by 1.1% in the 12 months through March 2014, reaching US$240.9 billion, while imports rose 5.6%, reaching US$239.2 billion. Despite the strong growth of imports, the trade surplus posted US$1.6 billion in the same period. The current account deficit amounted to US$ 82.5 billion in the 12 months ending in February, while foreign direct investments (FDI) totaled US$ 65.8 billion. The exchange rate ended March 2014 at R$ 2.26/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, which were essential for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 1.76% of GDP in the 12 months through February 2014. In the same period, nominal deficit reached 3.3% of GDP. The net public sector debt closed February at 33.7% of GDP. Gross public debt reached 57.5% of GDP in the same period.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	1Q14	1Q13	changes %
Financial Income	14,986.2	12,705.6	17.95
Financial Expenses	(9,846.0)	(8,130.6)	21.10
Gross Profit From Financial Operations	5,140.2	4,575.1	12.35
Other Operating (Expenses) Income	(3,612.4)	(3,479.0)	3.84

Operating Income	1,527.8	1,096.1	39.38

Non-Operating Income	8.8	86.9	-89.92

Income Before Taxes on Income and Profit Sharing	1,536.6	1,183.0	29.88

Income Tax and Social Contribution	(687.4)	(284.9)	141.24
Profit Sharing	(277.7)	(245.5)	13.11
Minority Interest	(53.1)	(43.3)	22.67

NET INCOME	518.4	609.3	-14.92

The net income of Banco Santander presented in the period ended March 31, 2014 a decrese of 14.9%. Excluding amortization expense of goodwill of R$909,2 million for both periods, the consolidated net income is R$1,427.6 million in March 2014 and R$1,518.5 million in March 2013.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 1.4% in 2014 compared with March 2013, while personnel and profit sharing expenses increased 0.4% and other administrative expenses increased 2.5% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, grew 2.0% YoY.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Mar/14	Dec/13	changes in period %	Mar/13	changes annual %
Current and Long-Term Assets	475,804.8	465,777.2	2.15	426,549.6	11.55
Permanent Assets	18,807.1	20,088.4	-6.38	22,051.2	-14.71
TOTAL ASSETS	494,611.9	485,865.6	1.80	448,600.8	10.26

Current and Long-Term Liabilities	436,052.3	421,750.8	3.39	384,183.8	13.50
Deferred Income	315.1	308.2	2.25	275.0	14.60
Minority Interest	1,040.3	987.4	5.35	911.6	14.11

Stockholders' Equity	57,204.1	62,819.2	-8.94	63,230.3	-9.53

TOTAL LIABILITIES	494,611.9	485,865.6	1.80	448,600.8	10.26

The total assets presented a increase of 10.3% YoY, and they are mainly represented by: R$224,011.7 million of loan portfolio, R$96,242.1 million of securities and derivative financial instruments, R$31,255.0 million of interbank investments, and R$42,712.4 million of interbank accounts. In March 2013 amounts R$211,703.2 million, R$71,830.3 million, R$47,249.7 million, and R$34,004.0 million respectively.

FUNDING BY CUSTOMERS (R$ Millions)	Mar/14	Dec/13	changes in period %	Mar/13	changes annual %
Demand Deposits	14,356	15,605	0	12,717	0
Saving Deposits	35,023	33,589	0	27,915	0
Time Deposits	79,891	81,100	0	78,669	0
Debentures/LCI/LCA¹	63,698	60,921	0	49,236	0
Treasury Bills	30,498	30,854	0	26,805	0

Total Funding	223,466	222,069	0	195,342	0
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources increased 14.4%, compared with March 2013. The highlight was the YoY growth of 25.5% on Saving Deposits and 29.4% on Debentures/LCI/LCA.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Mar/14	Dec/13	changes in period %	Mar/13	changes annual %
Individuals [1]	75,588	75,522	0.09	71,383	5.89
Consumer Finance (Vehicles and Other Assets)	37,421	37,849	-1.13	36,208	3.35
Small and Medium-sized Entities	31,873	33,711	-5.45	36,135	-11.79
Large-sized Entity	79,130	80,400	-1.58	67,977	16.41
Total Loan portfolio (gross)	224,012	227,482	-1.53	211,703	5.81

Allowance for Loan Losses	(15,050)	(14,999)	0.34	(15,317)	-1.74

Total Loan portfolio (net)	208,962	212,483	-1.66	196,386	6.40
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$105,535, R$105,410 on March 31, 2014 and December 31, 2013, respectively.

On March 31, 2014, the loan portfolio (gorss) presented a growth of 5.8% compared to March 2013. In the YoY evolution the higher growth was 16.4% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.8% of the loan portfolio, showing an decrease of 2p.p. in twelve months and increase of 0.1p.p. compared to December 2013.

Allowance for loan losses represents 6.7% of the loan portfolio in March 2014, 6.6% in December 2013 and 7.2% in March 2013.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the year ended March 31, 2014 is R$2,346.1 million and R$3,371.3 million in 2013, YoY, the expense decreased 30.4%.

2.4) Stockholders’ Equity

Banco Santander consolidated stockholders’ equity presented a fall of 9.5% YoY and 8.9% on quarter.

The evolution of stockholders’ equity is due, mainly, Regulatory Capital Otimization Plan (Note 23.f). The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

The CVM Instruction 695, of December 31, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19, were classified as Adjustment to Fair Value. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In 2014, 4.417.000 Units were acquired, 2.433.553 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2014, amounting to 16.240.638 Units (12/31/2013 – 11,823,638 Units) equivalent to R$199 millions (12/31/2013 – R$177 millions). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.00 and R$18.52. In 2014 was acquired 4.791.874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11.540.221 ADRs, in the current amount of R$164 millions (12/31/2013 - R$115 millions). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on March 31, 2014 was R$12.57 per Unit and US$5.57 per ADR. In the first quarter of 2014, due to the Optimization Plan PR, were also recorded interest in the amount of R$42 millions related to the issuance of the Eligible Instrument Tier I Capital, totaling R$405 millions of treasury shares.

On March 2014, were featured dividends of R$220 millions as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Mar/14	Dec/13	Mar/13
Interest on capital	-	300.0	300.0
Interim Dividends	99.8	1,385.2	-
Intercalary Dividends	120.2	714.8	-
Total	220.0	2,400.0	300.0

• Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submited a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6 billion. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional 2: US$1,3 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments.

The specific characteristics of the Notes issued to form the Tier II are: (a) Notional 2: US$1,3 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

The Notes have the following main characteristics in common: ( a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value , ( b ) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes , the Bank at its own initiative or due to change in tax laws applicable to the Notes , or (2) at any time , because of the occurrence of certain regulatory events ; ( c ) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank , to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified.

On April 15, 2014, the Central Bank of Brazil approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Banco Santander filled a formal consultation to Bacen and CVM Banco Santander requesting about the model of recognizing the interest of the Notes Tier I aiming to ratify the adopted procedure. This request is still pending on response by mentioned the regulators.

Bonus and Gruping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$ 171,799 million; and (ii) a share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

After the bonus share and the share split, shareholder´s equity of Banco Santander of R$ 57,000 will be formed by 7,600,840,325 shares, being 3,869,849,668 common shares and 3,730,990,657 preferred shares, no par value.

The bonus share and share inplit were approved by the Brazilian Central Bank on April 22nd, 2014 and its effective implementation will be in June 2nd, 2014.

In addition, in the first quarter of 2014 issuance costs in the amount of R$ 13,513 and interest of R$ 42,192 were recorded related Tier I eligible Notes.

2.5) Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management pratices, increase disclosure transparency.

The implementation of the new Basel III rules was started from October 1, 2013; and on October 31, 2013, was issued a second set of rules that complement and enhance the first group. The implementation will be gradual and some of these changes became effective in December 2013; changes are related to the definition of capital and other aspects of Tier 1. Among the changes, an important difference is the phase-in of capital deduction in the calculation of regulatory capital, which will have their full deduction until the year 2019 .

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

BASEL INDEX %		Mar/14	Dec/13	Mar/13
Basel Index - consolidated		18.3	19.2	21.5

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended March 31, 2014 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	47,366.0	5,057.9	82.5	2,510.8
Aymoré Crédito, Financiamento e Investimento S.A.	31,758.0	1,117.3	62.9	27,980.5
Santander Brasil, Establecimiento Financiero de Credito, S.A.	2,523.4	2,370.8	11.2	667.5
Santander Corretora de Câmbio e Valores Mobiliários S.A	741.8	264.7	8.3	1.2
(1) Includes Leasing portfolio and other credits

3) Events

3.1) Subsequent Events

Acquisition of Santander Getnet Serviços

On April 7, 2014, it was announced to the market, through material fact, that Banco Santander and its controlled company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima ("SGS"), executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by SGS, of 100% of the voting and total corporate capital of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. ("GETNET"), a current partner of Banco Santander in developing acquiring services and card processing activities.

The purchase price of 100% of the shares issued by Getnet is R$1,104,000 of which: (i) R$1,020,000 will be paid to the sellers on the closing date, adjusted by the SELIC rate from January 31, 2014 until the date of the payment and (ii) R$ 84,000 will be paid in 5 equal annual installments as of the closing date, without any sort of update.

The closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions, including the prior approval of the Brazilian Central Bank and the Administrative Economic Defense Council, and will be completed at the closing date, upon compliance with the corporate reorganization, mentioned in the material fact published on April 7, 2014. Banco Santander will own 88.5% of the total corporate capital of SGS and the actual partner shall be owner of the remaining 11.5%.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds, as relevant Fact as of May 30, 2013. This operation generated a gain to Banco Santander of R$2,008 million before taxes.

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

b) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;
• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$ 180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

4) Strategy

Banco Santander is a universal bank focused on retail activities. We seek to expand our business through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the solidity, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the new segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Banco Santander also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Banco Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

For 2014, aiming to complement our service offering, Santander is also focused on improving the customer experience in Electronic Channels (Call Center, Internet and Mobile Banking). In March/14 Santander redesigned its Call Center Platform, making it more simple and accessible for our clients.

The Bank also continues increasing its commercial activity. In the Cards segment was signed the agreement for the acquisition of the GetNet Operations and the partnership with iZettle, which are important steps to expand its local participation in the Acquiring segment. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

Another important aspect of Banco Santander’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of March/14 the Basel ratio of Banco Santander was 18.3%, maintaining the position of the most capitalized retail bank in Brazil.

In the context of sustainability, Banco Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social and Environmental Businesses. In Microcredit Activities, Santander is a leader among private banks. In early 2014, Santander was recognized in the 4th Edition of BeyondBanking Award, in the PlanetBanking category, by its programme “Reduza e Compense CO2”, which consists in providing to all people through an online tool the opportunity to make their contribution to minimizing the impacts of climate change.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

6) Corporate Governance

On Board of Directors meeting, held on March 18, 2014 it was approved the reelection of the members of the Company’s Audit Committee, for a new term of office of one more year. And on March 26, 2014 it was elected, in order to occupy the post of qualified member of the Audit Committee, Mr. Graham Charles Nye, whose election is subject to Central Bank approval.

Still on the same Board of Directors meeting, held on March 26, 2014, it was approved the election of Mr. Angel Santodomingo Martell, in order to serve as Vice-President Executive Officer as well to serve as Investors Relations Officer. The election of Mr. Santodomingo is subject to the Central Bank approval, and as well as obtaining a visa by the Ministry of Labor and Employment. Thus, Mr. Carlos Alberto López Galán will remain serving as Investor Relations Officer, until Mr. Angel Santodomingo Martell takes office on the position for which he was elected for.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client. Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensure that different opinions. Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the Large Corporates’ banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our Large Corporates’ clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year from 2013, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2013, taking into account their conception efficiency and performance.

8) People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 49 thousand in Brazil alone, and more than 100 million clients.

9) Sustainable Development

Banco Santander's strategy for sustainability is based on three elements, critical to the development agenda of the country: Social Inclusion and Financial, Education, and Social and Environmental Business. Santander integrates three benchmark indices for socially responsible investments: the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both the BM&FBovespa, and the Global Compact 100, an index that includes actions of companies committed to the ten principles of the ONU Global Compact. The operations of the bank led to the recognition as the most sustainable bank of the year in the category Americas, the award granted by the Financial Times, in conjunction with the IFC (International Finance Corporation).

In the fourth quarter of 2013, in line with actions aimed at financial inclusion, Banco Santander launched the Service Branch in Paraisópolis, one of the largest communities of São Paulo, as well as providing self-service terminals, will have a team focused on serving the microentrepreneurs in the region.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in March 2014, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

The Board of Directors The Executive

(Adopted at the Meeting of the Board of 04.28.2014).
***

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders and Management of
Banco Santander (Brasil) S.A.
São Paulo - SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. ("Bank") as of March 31, 2014 and the related statements of income, the changes in equity and cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes. Bank´s management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information referred above is not prepared, in all material respects, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Other matters

Statements of value added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2014, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the interim individual and consolidated financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 28, 2014

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Bizerra de Souza
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS

In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Current Assets		275,163,598	273,933,942	280,854,670	278,966,002
Cash	4	4,814,673	5,290,047	5,203,783	5,485,679
Interbank Investments	5	49,680,716	65,498,311	30,706,611	47,477,388
Money Market Investments		18,915,180	32,456,665	18,915,180	32,456,665
Interbank Deposits		22,268,736	21,557,117	2,497,963	2,361,119
Foreign Currency Investments		8,496,800	11,484,529	9,293,468	12,659,604
Securities and Derivative Financial Instruments	6	41,516,767	33,244,090	43,142,194	33,427,183
Own Portfolio		11,004,004	11,713,343	20,680,046	26,369,720
Subject to Repurchase Commitments		23,947,464	18,103,822	14,233,325	2,423,264
Derivative Financial Instruments		1,430,987	1,988,686	1,521,554	1,924,274
Linked to Central Bank of Brazil		1,785,194	992,127	1,785,194	992,127
Linked to Guarantees		3,349,118	446,112	4,922,075	1,717,798
Interbank Accounts	7	42,305,952	35,434,037	42,544,720	35,665,665
Payments and Receipts Pending Settlement		2,435,689	2,783	2,435,689	2,783
Restricted Deposits:		39,811,465	35,387,633	40,050,233	35,619,261
Central Bank Deposits		39,809,705	35,387,166	40,048,473	35,618,794
National Housing System		1,760	467	1,760	467
Correspondents		58,798	43,621	58,798	43,621
Interbranch Accounts		443	809	443	809
Internal Transfers of Funds		443	809	443	809
Lending Operations	8	51,919,519	52,721,727	68,973,419	70,049,851
Public Sector		44,611	39,581	44,611	39,581
Private Sector		54,727,820	55,457,523	72,270,460	73,206,184
Lending Operations Assignment		9,733	8,337	9,733	8,337
(Allowance for Loan Losses)	8.f	(2,862,645)	(2,783,714)	(3,351,385)	(3,204,251)
Leasing Operations	8	2,707	4,594	1,966,542	2,147,111
Public Sector		-	-	2,603	2,607
Private Sector		2,923	4,958	2,015,939	2,199,224
(Allowance for Lease Losses)	8.f	(216)	(364)	(52,000)	(54,720)
Other Receivables		84,126,338	81,129,325	87,346,010	83,923,128
Credits for Guarantees Honored		26,081	1,640	26,081	1,640
Foreign Exchange Portfolio	9	51,873,660	46,418,065	51,873,660	46,418,065
Income Receivable		555,179	634,509	548,386	562,547
Trading Account	10	1,195,307	1,521,451	1,415,222	1,611,127
Tax Credits	11	4,166,694	4,711,337	4,865,850	5,476,303
Others	12	26,410,414	27,953,828	28,745,791	29,987,862
(Allowance for Other Receivables Losses)	8.f	(100,997)	(111,505)	(128,980)	(134,416)
Other Assets		796,483	611,002	970,948	789,188
Other Assets		419,404	320,575	424,809	325,709
(Allowance for Valuation)		(49,715)	(50,354)	(51,789)	(52,540)
Prepaid Expenses		426,794	340,781	597,928	516,019

Long-Term Assets		218,488,673	207,334,430	194,950,104	186,811,244
Interbank Investments	5	10,285,552	10,422,310	548,408	177,775
Interbank Deposits		10,285,552	10,422,310	39,338	119,286
Foreign Currency Investments		-	-	509,070	58,489
Securities and Derivative Financial Instruments	6	89,487,089	77,826,344	53,099,932	44,718,580
Own Portfolio		7,898,164	8,035,591	8,603,366	9,553,573
Subject to Repurchase Commitments		67,736,655	54,523,663	29,753,260	18,538,386
Derivative Financial Instruments		4,455,865	5,209,031	4,454,166	5,337,055
Linked to Central Bank of Brazil		4,773,092	3,611,000	4,773,092	3,611,000
Privatization Certificates		2,745	2,646	2,745	2,646
Linked to Guarantees		4,620,568	6,444,413	5,513,303	7,675,920
Interbank Accounts	7	167,663	167,663	167,663	167,663
Restricted Deposits:		167,663	167,663	167,663	167,663
National Housing System		167,663	167,663	167,663	167,663
Lending Operations	8	94,296,845	94,681,723	110,094,072	110,559,703
Public Sector		63,022	77,568	63,022	77,568
Private Sector		104,647,071	105,233,596	121,096,128	121,667,067
Lending Operations Related to Assignment		9,797	16,290	9,797	16,290
(Allowance for Loan Losses)	8.f	(10,423,045)	(10,645,731)	(11,074,875)	(11,201,222)
Leasing Operations	8	132	223	1,738,555	1,867,509
Public Sector		-	-	754	1,442
Private Sector		743	1,229	1,808,635	1,940,097
(Allowance for Lease Losses)	8.f	(611)	(1,006)	(70,834)	(74,030)
Other Receivables		23,715,405	23,707,720	28,302,662	28,299,715
Receivables for Guarantees Honored		14,445	3,242	14,445	3,242
Foreign Exchange Portfolio	9	930,762	591,521	930,762	591,521
Income Receivable		195,280	203,346	195,280	203,346
Negotiation and intermediation of securities	10	34,000	3,598	34,000	3,598
Tax Credits	11	12,604,765	12,670,103	14,510,890	14,483,306
Others	12	10,248,359	10,522,830	12,988,949	13,345,268
(Allowance for Other Receivables Losses)	8.f	(312,206)	(286,920)	(371,664)	(330,566)
Other Assets		535,987	528,447	998,812	1,020,299
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		529,691	522,151	992,516	1,014,003

Permanent Assets		31,661,605	32,906,640	18,807,085	20,088,367
Investments		13,645,076	13,599,083	51,000	137,357
Investments in Affiliates and Subsidiaries:	14	13,627,156	13,581,435	28,078	115,811
Domestic		11,256,353	11,137,025	28,078	115,811
Foreign		2,370,803	2,444,410	-	-
Other Investments		49,690	49,418	60,348	58,972
(Allowance for Losses)		(31,770)	(31,770)	(37,426)	(37,426)
Fixed Assets	15	6,293,314	6,476,552	6,703,626	6,806,546
Real Estate		2,028,093	2,028,093	2,036,966	2,036,637
Others		9,474,287	9,408,630	10,050,643	9,902,625
(Accumulated Depreciation)		(5,209,066)	(4,960,171)	(5,383,983)	(5,132,716)
Intangibles	16	11,723,215	12,831,005	12,052,459	13,144,464
Goodwill		26,019,449	26,012,090	26,275,397	26,245,038
Intangible Assets		6,724,991	6,899,563	6,885,465	7,061,807
(Accumulated Amortization)		(21,021,225)	(20,080,648)	(21,108,403)	(20,162,381)
Total Assets		525,313,876	514,175,012	494,611,859	485,865,613

Current Liabilities		324,743,541	308,277,749	286,850,492	273,801,367
Deposits	17.a	109,719,256	99,555,081	83,192,321	82,599,906
Demand Deposits		14,652,221	15,908,950	14,355,985	15,604,642
Savings Deposits		35,023,334	33,589,050	35,023,334	33,589,050
Interbank Deposits		29,275,268	19,425,094	3,089,925	2,822,292
Time Deposits		30,768,433	30,631,987	30,723,077	30,583,922
Money Market Funding	17.b	77,644,906	77,412,160	60,566,779	54,935,996
Own Portfolio		64,934,103	47,105,034	49,655,973	38,184,750
Third Parties		2,538,313	22,528,274	738,315	8,972,394
Linked to Trading Portfolio Operations		10,172,490	7,778,852	10,172,491	7,778,852
Funds from Acceptance and Issuance of Securities	17.c	35,477,367	34,294,825	37,408,906	35,592,639
Exchange Acceptances		-	-	649,134	561,957
Resources of Debentures		-	-	514,794	168,449
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		33,100,128	28,001,194	33,867,740	28,568,602
Securities Issued Abroad		2,377,160	6,293,631	2,377,159	6,293,631
Funding by Structured operations certificates		79	-	79	-
Interbank Accounts	7	2,276,211	63,719	2,276,211	63,719
Receipts and Payments Pending Settlement		2,240,000	-	2,240,000	-
Correspondents		36,211	63,719	36,211	63,719
Interbranch Accounts		1,454,155	2,770,890	1,454,155	2,770,890
Third-Party Funds in Transit		1,454,155	2,770,890	1,454,155	2,770,890
Borrowings	17.e	16,216,917	16,683,035	15,915,094	16,243,164
Local Borrowings - Other Institutions		45,482	48,630	57,657	54,917
Foreign Borrowings		16,171,435	16,634,405	15,857,437	16,188,247
Domestic Onlendings - Official Institutions	17.e	5,176,977	3,592,102	5,176,977	3,592,102
National Treasury		223	626	223	626
National Economic and Social Development Bank (BNDES)		3,021,509	1,499,758	3,021,509	1,499,758
Federal Savings and Loan Bank (CEF)		3,353	2,914	3,353	2,914
National Equipment Financing Authority (FINAME)		2,041,953	1,975,774	2,041,953	1,975,774
Other Institutions		109,939	113,030	109,939	113,030
Foreign Onlendings	17.e	9,400	19,191	9,400	19,191
Foreign Onlendings		9,400	19,191	9,400	19,191
Derivative Financial Instruments	6	1,514,191	2,068,878	1,529,494	2,010,950
Derivative Financial Instruments		1,514,191	2,068,878	1,529,494	2,010,950
Other Payables		75,254,161	71,817,868	79,321,155	75,972,810
Collected Taxes and Other		1,225,315	51,239	1,233,839	58,626
Foreign Exchange Portfolio	9	47,744,706	42,926,601	47,744,706	42,926,601
Social and Statutory		383,230	1,707,723	392,933	1,755,547
Tax and Social Security	18	1,046,568	922,926	1,758,945	1,914,672
Trading Account	10	260,843	659,005	817,314	969,560
Subordinated Debt	19	1,908,734	2,370,023	1,908,734	2,370,023
Debt Instruments Eligible to Compose Capital	20	76,518	-	76,518	-
Others	22	22,608,247	23,180,351	25,388,166	25,977,781

Long-Term Liabilities		143,057,606	142,768,904	149,201,851	147,949,412
Deposits	17.a	49,513,558	50,904,700	50,034,451	51,613,201
Interbank Deposits		29,965	30,339	866,462	1,097,225
Time Deposits		49,483,593	50,874,361	49,167,989	50,515,976
Money Market Funding	17.b	25,983,266	25,010,361	25,711,777	23,526,094
Own Portfolio		25,983,266	25,010,361	25,711,777	23,526,094
Funds from Acceptance and Issuance of Securities	17.c	26,380,248	30,856,381	28,716,060	33,468,316
Exchange Acceptances		-	-	505,763	545,508
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		15,435,969	18,980,292	17,266,017	21,046,719
Securities Issued Abroad		10,944,279	11,876,089	10,944,280	11,876,089
Borrowings	17.e	1,711,798	1,732,185	1,711,798	1,732,185
Local Borrowings - Other Institutions		14,420	26,313	14,420	26,313
Foreign Borrowings		1,697,378	1,705,872	1,697,378	1,705,872
Domestic Onlendings - Official Institutions	17.e	7,281,752	8,164,559	7,281,752	8,164,559
National Treasury		627	241	627	241
National Economic and Social Development Bank (BNDES)		3,083,713	4,348,219	3,083,713	4,348,219
Federal Savings and Loan Bank (CEF)		79,093	68,442	79,093	68,442
National Equipment Financing Authority (FINAME)		4,106,781	3,747,657	4,106,781	3,747,657
Other Institutions		11,538	-	11,538	-
Derivative Financial Instruments	6	2,919,247	3,789,610	3,013,514	3,854,468
Derivative Financial Instruments		2,919,247	3,789,610	3,013,514	3,854,468
Other Payables		29,267,737	22,311,108	32,732,499	25,590,589
Foreign Exchange Portfolio	9	803,626	507,024	803,626	507,024
Tax and Social Security	18	10,987,800	10,553,902	13,980,786	13,367,042
Negotiation and intermediation of securities	10	65,296	46,907	65,299	48,181
Subordinated Debts	19	6,706,825	6,536,121	6,706,825	6,536,121
Debt Instruments Eligible to Compose Capital	20	5,647,147	-	5,647,147	-
Others	22	5,057,043	4,667,154	5,528,816	5,132,221

Deferred Income		302,876	303,006	315,108	308,183
Deferred Income		302,876	303,006	315,108	308,183

Minority Interest		-	-	1,040,265	987,444

Stockholders' Equity	23	57,209,853	62,825,353	57,204,143	62,819,207
Capital:		57,000,000	62,828,201	57,000,000	62,828,201
Brazilian Residents		4,362,437	6,251,291	4,362,437	6,251,291
Foreign Residents		52,637,563	56,576,910	52,637,563	56,576,910
Capital Reserves		639,638	827,496	640,392	828,217
Profit Reserves		1,381,494	1,481,301	1,343,574	1,466,402
Adjustment to Fair Value		(1,801,623)	(2,019,938)	(1,796,521)	(2,011,906)
Accumulated Profits		395,120	-	421,474	-
(-) Treasury Shares		(404,776)	(291,707)	(404,776)	(291,707)
Total Liabilities		525,313,876	514,175,012	494,611,859	485,865,613
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS

In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	03/31/2014	03/31/2013	03/31/2014	12/31/2013

Financial Income		14,678,174	11,879,269	14,986,210	12,705,638
Lending Operations		7,128,416	7,106,004	8,730,062	8,491,745
Leasing Operations		-	1,781	130,194	192,514
Securities Transactions	6.a	5,889,923	3,367,321	4,411,006	2,650,386
Derivatives Transactions		311,336	1,035,473	356,499	998,216
Foreign Exchange Operations		554,657	(141,001)	554,657	(141,001)
Operations of Sale or Transfer of Financial Assets		2,579	26,909	6,940	27,301
Compulsory Deposits		791,263	482,782	796,852	486,477

Financial Expenses		(10,230,714)	(8,168,284)	(9,845,979)	(8,130,559)
Leasing Operations		(440)	-	-	-
Funding Operations Market	17.d	(8,209,399)	(4,915,984)	(7,361,831)	(4,446,894)
Borrowings and Onlendings Operations		582,882	33,295	517,088	32,381
Allowance for Loan Losses	8.f	(2,603,757)	(3,285,595)	(3,001,236)	(3,716,046)

Gross Profit From Financial Operations		4,447,460	3,710,985	5,140,231	4,575,079

Other Operating (Expenses) Income		(3,139,914)	(3,065,677)	(3,612,433)	(3,478,972)
Income from Services Rendered	26	1,737,664	1,816,932	1,932,329	1,874,554
Income from Banking Fees	26	577,442	594,492	700,844	711,729
Personnel Expenses	27	(1,397,290)	(1,431,689)	(1,481,912)	(1,507,303)
Other Administrative Expenses	28	(2,976,934)	(2,925,591)	(3,123,707)	(3,047,729)
Tax Expenses	29	(713,968)	(669,226)	(834,305)	(791,988)
Investments in Affiliates and Subsidiaries	14	296,763	270,557	(58)	217
Other Operating Income	30	510,436	341,559	564,016	413,270
Other Operating Expenses	31	(1,174,027)	(1,062,711)	(1,369,640)	(1,131,722)

Operating Income		1,307,546	645,308	1,527,798	1,096,107

Non-Operating Income	32	10,939	85,941	8,763	86,920

Income Before Taxes on Income and Profit Sharing		1,318,485	731,249	1,536,561	1,183,027

Income Tax and Social Contribution	33	(539,960)	(58,850)	(687,384)	(284,933)
Provision for Income Tax		(17,994)	(255,669)	(120,042)	(375,742)
Provision for Social Contribution Tax		-	(154,800)	(70,583)	(240,825)
Deferred Tax Credits		(521,966)	351,619	(496,759)	331,634

Profit Sharing		(263,212)	(222,036)	(277,667)	(245,480)

Minority Interest		-	-	(53,111)	(43,295)

Net Income		515,313	450,363	518,399	609,319

Number of Shares (Thousands)	23.a	396,382,650	399,044,117
Net Income per Thousand Shares (R$)		1.30	1.13
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands of Brazilian Reais - R$, unless otherwise stated

					Profit Reserves		Adjustment to Fair Value
						Reserve for			Others
			Capital	Capital	Legal	Dividend		Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Increase	Reserves	Reserve	Equalization	Own Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2012 Adjusted		62,828,201	-	610,215	1,300,216	955,527	413,578	73,737	(2,524,323)	-	(170,562)	63,486,589
Treasury Shares	23.d	-	-	-	-	-	-	-	-	-	17,349	17,349
Result of Treasury Shares	23.d	-	-	(749)	-	-	-	-	-	-	-	(749)
Reservations for Share-Based Payment	33.e	-	-	9,084	-	-	-	-	-	-	-	9,084
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	(310,258)	(115,160)	-	-	-	(425,418)
Net Income		-	-	-	-	-	-	-	-	450,363	-	450,363
Allocations:
Interest on Capital	23.b	-	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Balances as of March 31, 2013		62,828,201	-	618,550	1,300,216	955,527	103,320	(41,423)	(2,524,323)	150,363	(153,213)	63,237,218

Balances as of December 31, 2013		62,828,201	-	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan (Adoption of CPC 33)		-	-	-	-	-	-	-	(2,743)	-	-	(2,743)
Treasury Shares	23.d	-	-	-	-	-	-	-	-	-	(70,877)	(70,877)
Reservations for Share-Based Payment	33.e	-	-	(2,546)	-	-	-	-	-	-	-	(2,546)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	228,504	(7,446)	-	-	-	221,058
Dividends Based on Reserve for Dividend Equalization	23.b	-	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	23.f	(6,000,000)	171,799	(185,312)	-	-	-	-	-	-	(42,192)	(6,055,705)
Net Income		-	-	-	-	-	-	-	-	515,313	-	515,313
Allocations:
Interest on Capital	23.b	-	-	-	-	-	-	-	-	(120,193)	-	(120,193)
Balances as of March 31, 2014		56,828,201	171,799	639,638	1,381,494	-	(331,993)	(134,623)	(1,335,007)	395,120	(404,776)	57,209,853
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Operational Activities
Net Income		515,313	450,363	518,399	609,319
Adjustment to Net Income		5,335,241	4,873,559	6,015,480	5,524,025
Allowance for Loan Losses	8.f	2,603,757	3,285,595	3,001,236	3,716,046
Provision for Legal Proceedings, Administrative and Other		1,052,189	843,131	1,212,196	1,002,294
Deferred Tax Credits		560,245	(350,065)	458,351	(482,363)
Equity in Affiliates and Subsidiaries	14	(296,763)	(270,557)	58	(217)
Depreciation and Amortization	28	1,332,600	1,358,060	1,345,093	1,364,345
Recognition (Reversal) Allowance for Other Assets Losses	32	(632)	(74,685)	(744)	(74,737)
Result on Sale of Other Assets	32	(469)	(1,064)	(770)	(2,103)
Result on Impairment of Assets	30&31	60	(123)	60	(123)
Others		84,254	83,267	-	883
Changes on Assets and Liabilities		(19,809,440)	1,256,179	(21,748,572)	3,739,040
Decrease (Increase) in Interbank Investments		(3,814,863)	1,203,688	(3,605,207)	(766,779)
Decrease (Increase) in Securities and Derivative Financial Instruments		(21,000,631)	1,773,772	(19,406,601)	2,933,104
Decrease (Increase) in Lending and Leasing Operations		(1,536,307)	(5,256,348)	(1,271,760)	(5,126,878)
Decrease (Increase) in Deposits on Central Bank of Brazil		(4,422,539)	2,086,385	(4,429,679)	2,087,663
Decrease (Increase) in Other Receivables		(3,445,082)	7,655,076	(3,921,306)	6,824,483
Decrease (Increase) in Other Assets		(93,553)	(74,902)	(60,422)	(30,558)
Net Change on Other Interbank and Interbranch Accounts		(1,553,253)	(624,336)	(1,553,253)	(624,336)
Increase (Decrease) in Deposits		8,773,033	(14,335,497)	(986,335)	(3,769,510)
Increase (Decrease) in Money Market Funding		1,205,651	13,234,936	7,816,466	7,134,719
Increase (Decrease) in Borrowings		205,772	938,316	343,820	361,777
Increase (Decrease) in Other Liabilities		5,872,462	(4,840,762)	5,536,319	(4,445,218)
Increase (Decrease) in Change in Deferred Income		(130)	52,864	6,925	52,865
Tax Paid		-	(557,013)	(217,539)	(892,292)
Net Cash Provided by (Used in) Operational Activities		(13,958,886)	6,580,101	(15,214,693)	9,872,384
Investing Activities
Acquisition of Investment		(272)	(40,305)	(1,376)	(5,206)
Acquisition of Fixed Assets		(73,437)	(207,497)	(73,437)	(311,412)
Acquisition of Intangible Assets		(57,915)	(154,806)	(81,977)	(245,939)
Net Cash Received on Sale/Reduction of Investments	14	-	3,951,513	-	-
Proceeds from Assets not in Use		23,240	1,895	23,766	3,161
Proceeds from Property for Own Use		4,738	3,166	5,193	7,313
Dividends and Interest on Capital Received		79,831	41,602	283	327
Net Cash Provided by (Used in) Investing Activities		(23,815)	3,595,568	(127,548)	(551,756)
Financing Activities
Restructuring of Capital	23.f	(6,000,000)	-	(6,000,000)	-
Issuance Debt Instruments Eligible to Compose Capital	20	6,000,000	-	6,000,000	-
Acquisition of Own Share	23.d	(70,877)	(12,138)	(70,877)	(12,138)
Share-based payment		(55,705)	29,487	(55,705)	29,487
Issuance of Long-Term Emissions		12,201,807	12,880,328	14,495,101	12,938,972
Long-Term Payments		(16,884,075)	(11,146,716)	(17,912,492)	(11,228,148)
Dividends and Interest on Capital Paid		(1,453,039)	(1,143,189)	(1,453,854)	(906,264)
Increase (Decrease) on Minority Interest		-	-	52,821	82,789
Net Cash Provided by (Used in) Financing Activities		(6,261,889)	607,772	(4,945,006)	904,698
Net Increase in Cash and Cash Equivalents		(20,244,590)	10,783,441	(20,287,247)	10,225,326
Cash and Cash Equivalents at the Beginning of Period	4	36,803,310	18,301,855	38,031,746	19,947,372
Cash and Cash Equivalents at the End of Period	4	16,558,720	29,085,296	17,744,499	30,172,698
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED

In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Note	03/31/2014		03/03/2013		03/31/2014		03/31/2013

Financial Income		14,678,174		11,879,269		14,986,210		12,705,638
Income from Services Rendered and Banking Fees	26	2,315,106		2,411,424		2,633,173		2,586,283
Allowance for Loans Losses	8.f	(2,603,757)		(3,285,595)		(3,001,236)		(3,716,046)
Other Income and Expenses		(1,174,558)		(635,334)		(1,293,560)		(631,655)
Financial Expenses		(7,626,957)		(4,882,689)		(6,844,743)		(4,414,513)
Third-party Input		(1,467,115)		(1,392,876)		(1,594,378)		(1,508,119)
Materials, Energy and Others		(63,227)		(67,595)		(63,800)		(68,175)
Third-Party Services	28	(506,161)		(458,799)		(574,916)		(535,324)
Impairment of Assets	30&31	(60)		123		(60)		123
Others		(897,667)		(866,605)		(955,602)		(904,743)
Gross Added Value		4,120,893		4,094,199		4,885,466		5,021,588
Retentions
Depreciation and Amortization	28	(1,332,600)		(1,358,060)		(1,345,093)		(1,364,345)
Added Value Produced Net		2,788,293		2,736,139		3,540,373		3,657,243
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	296,763		270,557		(58)		217
Added Value to Distribute		3,085,056		3,006,696		3,540,315		3,657,460
Added Value Distribution
Employee		1,460,658	47.3%	1,448,556	48.2%	1,547,699	43.7%	1,539,179	42.1%
Compensation	27	804,454		817,073		852,787		864,110
Benefits	27	270,879		273,227		287,964		287,644
Government Severance Indemnity Funds for Employees - FGTS		64,274		71,801		68,638		75,610
Others		321,051		286,455		338,310		311,815
Taxes and Contributions		931,806	30.2%	933,245	31.0%	1,236,810	34.9%	1,290,525	35.3%
Federal		832,687		837,221		1,122,310		1,178,759
State		217		132		218		179
Municipal		98,902		95,892		114,282		111,587
Compensation of Third-Party Capital - Rental	28	177,279	5.7%	174,532	5.8%	184,296	5.2%	175,142	4.8%
Remuneration of Interest on Capital		515,313	16.8%	450,363	15.0%	571,510	16.2%	652,614	17.8%
Interest on Capital	23.b	-		300,000		-		300,000
Dividends		120,193		-		120,193		-
Profit Reinvestment		395,120		150,363		398,206		309,319
Participation Results of Minority of Shareholders		-		-		53,111		43,295
Total		3,085,056	100.0%	3,006,696	100.0%	3,540,315	100.0%	3,657,460	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, asset management, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in note 14, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company participating company of the securitization of future flow of payment orders received from abroad (Note 17.c) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on March 31, 2014 were approved by Board of Directors at the meeting held on April 28, 2014.

These Interim Consolidated Financial Statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2014 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

On December 31, 2013, the Bank changed the presentation of the corresponding normal and abnormal credit balance, where until September 30, 2013 all operations resulting from a renegotiation process were presented as abnormal credits. As of this quarter will be considered as abnormal credits only those operations resulting from a renegotiation process that the balance sheet date, have more than 15 days late, so being informed as the normal credits too. Said retrospective amendment takes effect on the presentation of the note 8.e, being that it has no effect on individual and consolidated balance sheets or individual and consolidated income statement.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

l) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

The CVM Instruction 695, of December 13, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting for and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this Statement applies to financial years beginning on or after January 1, 2013, with the effects accounted for retrospectively as a change in accounting practices. The adoption of this new accounting policy will involve, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, at the end of each year to be effective for the subsequent period.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Funding, Notes Issued and Other Liabilities

Financial liabilities Instruments are recognized initially at fair value, considering basically as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability) and an embedded equity component (derivative).

In the absence of a specific accounting standard issued by CMN and Bacen do Brasil defining the accounting for such instruments, the Bank adopts the international accounting standards (IFRS – International Financial Reporting Standards – IAS 32 Financial Instruments: Presentation) translated to Portuguese by IBRACON (Instituto dos Auditores Independentes do Brasil).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The liabilities’ valuation occurs in accordance with negotiated rates and adjusted by the effect of exchange rate variation, if denominated in foreign currency. While the equity component’s initial recognition occurs considering the fair value amount, if it is different from zero.

The valuation of this instrument is associated with the equity component and the Bank’s discretionary interest payment, which determines this interest recognition as equity. The foreign currency variation gain or loss, are recognized in the income statement representing the difference between the functional currency and the foreign exchange rate that the instrument was issued.

The relevant details of these issued instruments are described in note 20 and 23.f.

o) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 22.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

p) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

q) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, at the meeting held on January 29, 2014.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards made on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, corresponding with deferred tax assets and liabilities.

On November 11, 2013, was published the Provisional 627 (MP 627/2013) to change federal tax law on income tax, IRPJ, CSLL, PIS/Pasep and Cofins. The MP 627/13 is particularly the repeal of the Transitional Regime Transition - RTT, which rules on adjustments arising from new accounting methods and criteria introduced due to the convergence of Brazilian accounting standards with international standards.

The Banco Santander will await the conversion of MP Law 627/2013 for a more thorough and conclusive analysis of their impacts and whether or not to adhere to its effect from 2014.

r) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made ??in accordance with the terms of the agreements.

s) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

					Bank
		03/31/2014	12/31/2013	03/31/2013	12/31/2012
Cash		4,814,673	5,290,047	5,169,378	4,653,214
Interbank Investments		11,744,047	31,513,263	23,915,918	13,648,641
Money Market Investments		2,898,824	19,659,462	14,295,664	4,273,832
Interbank Deposits		348,424	369,975	53,606	486,036
Foreign Currency Investments		8,496,799	11,483,826	9,566,648	8,888,773
Total		16,558,720	36,803,310	29,085,296	18,301,855

					Consolidated
		03/31/2014	12/31/2013	03/31/2013	12/31/2012
Cash		5,203,783	5,485,679	5,255,749	4,742,486
Interbank Investments		12,540,716	32,546,067	24,916,949	15,204,886
Money Market Investments		2,898,824	19,659,462	14,295,664	4,273,832
Interbank Deposits		348,424	227,905	178,998	535,536
Foreign Currency Investments		9,293,468	12,658,700	10,442,287	10,395,518
Total		17,744,499	38,031,746	30,172,698	19,947,372

5. Interbank Investments

					Bank
				03/31/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	14,579,055	4,336,125	-	18,915,180	32,456,665
Own Portfolio	4,865,267	1,398,878	-	6,264,145	1,898,843
Treasury Bills - LFT	1,144	-	-	1,144	65
National Treasury Bills - LTN	1,452,295	49,999	-	1,502,294	992,776
National Treasury Notes - NTN	3,411,828	1,348,879	-	4,760,707	906,002
Third-party Portfolio	2,454,409	97,150	-	2,551,559	22,493,734
National Treasury Bills - LTN	51,900	-	-	51,900	5,197,975
National Treasury Notes - NTN	2,402,509	97,150	-	2,499,659	17,295,759
Sold Position	7,259,379	2,840,097	-	10,099,476	8,064,088
National Treasury Bills - LTN	2,373,730	914,537	-	3,288,267	2,732,394
National Treasury Notes - NTN	4,885,649	1,925,560	-	6,811,209	5,331,694
Interbank Deposits	4,246,472	18,022,264	10,285,552	32,554,288	31,979,427
Foreign Currency Investments	8,496,800	-	-	8,496,800	11,484,529
Total	27,322,327	22,358,389	10,285,552	59,966,268	75,920,621
Current				49,680,716	65,498,311
Long-term				10,285,552	10,422,310

					Consolidated
				03/31/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	14,579,055	4,336,125	-	18,915,180	32,456,665
Own Portfolio	6,665,266	1,398,878	-	8,064,144	15,454,722
Treasury Bills - LFT	1,145	-	-	1,145	65
National Treasury Bills - LTN	1,452,295	49,999	-	1,502,294	3,796,044
National Treasury Notes - NTN	5,211,826	1,348,879	-	6,560,705	11,658,613
Third-party Portfolio	654,410	97,150	-	751,560	8,937,855
National Treasury Bills - LTN	51,900	-	-	51,900	2,394,707
National Treasury Notes - NTN	602,510	97,150	-	699,660	6,543,148
Sold Position	7,259,379	2,840,097	-	10,099,476	8,064,088
National Treasury Bills - LTN	2,373,730	914,537	-	3,288,267	2,732,394
National Treasury Notes - NTN	4,885,649	1,925,560	-	6,811,209	5,331,694
Interbank Deposits	537,570	1,960,393	39,338	2,537,301	2,480,405
Foreign Currency Investments	9,293,468	-	509,070	9,802,538	12,718,093
Total	24,410,093	6,296,518	548,408	31,255,019	47,655,163
Current				30,706,611	47,477,388
Long-term				548,408	177,775

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				03/31/2014	12/31/2013
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	28,043,448	(147,057)	-	27,896,391	24,579,539
Government Securities	24,919,451	(121,545)	-	24,797,906	21,393,756
Private Securities	3,123,997	(25,512)	-	3,098,485	3,185,783
Available-for-Sale Securities	97,793,339	32,448	(605,540)	97,220,247	79,292,799
Government Securities	43,430,989	-	(508,152)	42,922,837	26,922,412
Private Securities	54,362,350	32,448	(97,388)	54,297,410	52,370,387
Held-to-Maturity Securities	366	-	-	366	379
Government Securities	366	-	-	366	379
Total Securities	125,837,153	(114,609)	(605,540)	125,117,004	103,872,717
Derivatives (Assets)	4,168,689	1,724,018	(5,855)	5,886,852	7,197,717
Total Securities and Derivatives	130,005,842	1,609,409	(611,395)	131,003,856	111,070,434
Current				41,516,767	33,244,090
Long-term				89,487,089	77,826,344
Derivatives (Liabilities)	(3,705,217)	(621,042)	(107,179)	(4,433,438)	(5,858,488)
Current				(1,514,191)	(2,068,878)
Long-term				(2,919,247)	(3,789,610)

					Consolidated
				03/31/2014	12/31/2013
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	28,584,367	(147,025)	-	28,437,342	23,551,126
Government Securities	26,583,321	(121,513)	-	26,461,808	22,534,544
Private Securities	2,001,046	(25,512)	-	1,975,534	1,016,582
Available-for-Sale Securities	62,493,164	32,448	(696,914)	61,828,698	47,332,929
Government Securities	45,234,155	-	(607,521)	44,626,634	29,207,980
Private Securities	17,259,009	32,448	(89,393)	17,202,064	18,124,949
Held-to-Maturity Securities	366	-	-	366	379
Government Securities	366	-	-	366	379
Total Securities	91,077,897	(114,577)	(696,914)	90,266,406	70,884,434
Derivatives (Assets)	4,106,320	1,875,255	(5,855)	5,975,720	7,261,329
Total Securities and Derivatives	95,184,217	1,760,678	(702,769)	96,242,126	78,145,763
Current				43,142,194	33,427,183
Long-term				53,099,932	44,718,580
Derivatives (Liabilities)	(3,833,867)	(601,915)	(107,226)	(4,543,008)	(5,865,418)
Current				(1,529,494)	(2,010,950)
Long-term				(3,013,514)	(3,854,468)

II) Trading Securities

				Bank				Consolidated
			03/31/2014	12/31/2013			03/31/2014	12/31/2013
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	24,919,451	(121,545)	24,797,906	21,393,756	26,583,321	(121,513)	26,461,808	22,534,544
Treasury Bills - LFT	350,608	117	350,725	486,148	1,687,652	149	1,687,801	1,453,956
National Treasury Bills - LTN	14,320,558	(127,242)	14,193,316	11,703,153	14,647,384	(127,242)	14,520,142	11,876,133
National Treasury Notes - NTN A	135,903	(2,798)	133,105	552,411	135,903	(2,798)	133,105	552,411
National Treasury Notes - NTN B	5,274,247	13,885	5,288,132	5,047,862	5,274,247	13,885	5,288,132	5,047,862
National Treasury Notes - NTN C	1,402	(80)	1,322	29,755	1,402	(80)	1,322	29,755
National Treasury Notes - NTN F	4,711,349	(3,059)	4,708,290	3,449,681	4,711,349	(3,059)	4,708,290	3,449,681
Agricultural Debt Securities - TDA	114,888	(988)	113,900	111,703	114,888	(988)	113,900	111,703
Brazilian Foreign Debt Notes	10,496	(1,380)	9,116	13,043	10,496	(1,380)	9,116	13,043
Private Securities	3,123,997	(25,512)	3,098,485	3,185,783	2,001,046	(25,512)	1,975,534	1,016,582
Shares	172,454	(18,573)	153,881	192,982	439,934	(18,573)	421,361	300,999
Receivables Investment Fund - FIDC(1)	17,624	-	17,624	18,866	17,624	-	17,624	18,866
Investment Fund Shares in Participation - FIP	-	-	-	-	41,285	-	41,285	48,917
Investment Fund Shares	3,425	-	3,425	3,453	394,837	-	394,837	264,791
Debentures	2,882,725	(503)	2,882,222	2,931,084	971,035	(503)	970,532	276,849
Financial Bills - LF	-	-	-	-	84,843	-	84,843	62,322
Certificates of Real Estate Receivables - CRI	47,769	(6,436)	41,333	39,398	47,872	(6,436)	41,436	39,507
Bank Deposits Certificates - CDB	-	-	-	-	3,616	-	3,616	4,331
Total	28,043,448	(147,057)	27,896,391	24,579,539	28,584,367	(147,025)	28,437,342	23,551,126

								Bank
								03/31/2014
Trading Securities			Without	Up to	From 3 to	From 1 to	Over
by Maturity			Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities			-	2,549,162	2,767,433	11,461,600	8,019,711	24,797,906
Treasury Bills - LFT			-	-	134,602	48,694	167,429	350,725
National Treasury Bills - LTN			-	2,536,662	1,352,468	8,988,366	1,315,820	14,193,316
National Treasury Notes - NTN A			-	-	-	-	133,105	133,105
National Treasury Notes - NTN B			-	-	1,059,479	1,206,512	3,022,141	5,288,132
National Treasury Notes - NTN C			-	-	-	-	1,322	1,322
National Treasury Notes - NTN F			-	-	181,114	1,172,982	3,354,194	4,708,290
Agricultural Debt Securities - TDA			-	12,500	39,560	43,895	17,945	113,900
Brazilian foreign Debt Securities			-	-	210	1,151	7,755	9,116
Private Securities			174,930	5,594	3,484	47,091	2,867,386	3,098,485
Shares			153,881	-	-	-	-	153,881
Receivables Investment Fund - FIDC(1)			17,624	-	-	-	-	17,624
Investment Fund Shares			3,425	-	-	-	-	3,425
Debentures			-	5,594	3,484	14,387	2,858,757	2,882,222
Certificates of Real Estate Receivables - CRI			-	-	-	32,704	8,629	41,333
Total			174,930	2,554,756	2,770,917	11,508,691	10,887,097	27,896,391

						Consolidated
						03/31/2014
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	2,815,424	3,678,293	11,572,309	8,395,782	26,461,808
Treasury Bills - LFT	-	38,185	970,173	135,943	543,500	1,687,801
National Treasury Bills - LTN	-	2,764,739	1,427,757	9,011,826	1,315,820	14,520,142
National Treasury Notes - NTN A	-	-	-	-	133,105	133,105
National Treasury Notes - NTN B	-	-	1,059,479	1,206,512	3,022,141	5,288,132
National Treasury Notes - NTN C	-	-	-	-	1,322	1,322
National Treasury Notes - NTN F	-	-	181,114	1,172,982	3,354,194	4,708,290
Agricultural Debt Securities - TDA	-	12,500	39,560	43,895	17,945	113,900
Brazilian Foreign Debt Notes	-	-	210	1,151	7,755	9,116
Private Securities	608,147	278,410	45,760	89,659	953,558	1,975,534
Shares	153,914	267,447	-	-	-	421,361
Receivables Investment Fund - FIDC (1)	17,624	-	-	-	-	17,624
Investment Fund Shares in Participation - FIP	41,285	-	-	-	-	41,285
Investment Fund Shares	394,836	-	1	-	-	394,837
Debentures	-	7,733	3,484	14,387	944,928	970,532
Financial Bills - LF	-	-	42,275	42,568	-	84,843
Certificates of Real Estate Receivables - CRI	-	102	-	32,704	8,630	41,436
Bank Deposits Certificates - CDB	488	3,128	-	-	-	3,616
Total	608,147	3,093,834	3,724,053	11,661,968	9,349,340	28,437,342

III) Available-for-Sale Securities

						Bank
					03/31/2014	12/31/2013
	Adjustment to Market Reflected in:
				Fair Value -	Carrying	Carrying
Available-for-Sale Securities		Amortized	Result	Equity	Amount	Amount
Government Securities		43,431,019	-	(508,152)	42,922,837	26,922,412
Treasury Certificates - CFT		367	-	186	553	533
Securitized Credit		2,221	-	524	2,745	2,646
Treasury Bills - LFT		422,689	-	(24)	422,665	412,691
National Treasury Bills - LTN		27,876,483	-	(70,755)	27,805,728	16,305,953
National Treasury Notes - NTN A		2,954,112	-	41,443	2,995,555	847,539
National Treasury Notes - NTN B		4,509,092	-	(58,127)	4,450,935	2,892,378
National Treasury Notes - NTN C (2)		1,278,466	-	(76,959)	1,201,507	1,202,201
National Treasury Notes - NTN F (2) (6)		4,942,895	-	(402,668)	4,540,227	4,697,950
Brazilian foreign debt Bonds		747,258	-	43,882	791,140	-
Mexican Notes		346,503	-	97	346,600	496,898
Debentures (3)		350,933	-	14,249	365,182	63,623
Private Securities		54,362,350	32,448	(97,388)	54,297,410	52,370,387
Shares		735,871	-	24,516	760,387	747,070
Receivables Investment Fund - FIDC (1)		1,236,811	-	-	1,236,811	1,445,501
Investment Fund Shares in Participation - FIP		614,413	-	(58,409)	556,004	504,060
Investment Fund Shares		445,133	-	-	445,133	439,778
Real Estate Fund Shares		14,590	-	(2,558)	12,032	12,705
Debentures (4)		46,478,051	32,448	(5,719)	46,504,780	44,506,613

					Bank
				03/31/2014	12/31/2013
		Adjustment to Market Reflected
			Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Eurobonds	116	-	-	116	47
Promissory Notes - NP (5)	2,521,905	-	61,207	2,583,112	2,440,522
Real Estate Credit Notes - CCI	17,439	-	(699)	16,740	20,794
Financial Bills - LF	1,358,578	-	(72,696)	1,285,882	1,313,238
Certificates of Real Estate Receivables - CRI	939,443	-	(43,030)	896,413	940,059
Total	97,793,369	32,448	(605,540)	97,220,247	79,292,799

					Consolidated
				03/31/2014	12/31/2013
		Adjustment to Market Reflected
			Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	45,234,155	-	(607,521)	44,626,634	29,207,980
Treasury Certificates - CFT	367	-	186	553	533
Securitized Credit	2,221	-	524	2,745	2,646
Treasury Bills - LFT	446,316	-	(25)	446,291	801,881
National Treasury Bills - LTN	28,395,229	-	(79,496)	28,315,733	16,833,806
National Treasury Notes - NTN A	2,954,112	-	41,443	2,995,555	847,539
National Treasury Notes - NTN B	4,509,062	-	(58,127)	4,450,935	2,892,378
National Treasury Notes - NTN C (2)	1,278,466	-	(76,959)	1,201,507	1,202,201
National Treasury Notes - NTN F (2) (6)	6,203,688	-	(493,295)	5,710,393	6,066,475
Mexican Notes	747,258	-	43,882	791,140	496,898
State and Municipal Bonds - CEPAC	346,503	-	97	346,600	-
Debentures (3)	350,933	-	14,249	365,182	63,623
Private Securities	17,259,009	32,448	(89,393)	17,202,064	18,124,949
Shares	857,894	-	37,153	895,047	846,626
Receivables Investment Fund - FIDC (1)	1,385,014	-	-	1,385,014	1,590,282
Investment Fund Shares in Participation - FIP	980,173	-	(58,409)	921,764	665,663
Investment Fund Shares	445,546	-	-	445,546	749,602
Real Estate Fund Shares	81,087	-	(6,374)	74,713	59,986
Debentures (4)	8,499,021	32,448	(5,664)	8,525,805	9,329,767
Eurobonds	116	-	-	116	47
Promissory Notes - NP (5)	2,521,905	-	61,207	2,583,112	2,440,521
Real Estate Credit Notes - CCI	17,439	-	(699)	16,740	20,794
Financial Bills - LF	1,531,371	-	(73,577)	1,457,794	1,481,602
Certificates of Real Estate Receivables - CRI	939,443	-	(43,030)	896,413	940,059
Total	62,493,164	32,448	(696,914)	61,828,698	47,332,929

						Bank
						03/31/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	388,797	5,639,747	12,063,230	24,831,063	42,922,837
Treasury Certificates - CFT	-	-	-	-	553	553
Securitized Credit	-	-	-	942	1,803	2,745
Treasury Bills - LFT	-	-	422,665	-	-	422,665
National Treasury Bills - LTN	-	-	5,059,048	9,011,868	13,734,812	27,805,728
National Treasury Notes - NTN A	-	35,491	-	-	2,960,064	2,995,555
National Treasury Notes - NTN B	-	5,119	12,708	567,901	3,865,207	4,450,935
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,194,222	1,201,507
National Treasury Notes - NTN F (2) (6)	-	-	116,974	2,373,596	2,049,657	4,540,227
Brazilian foreign debt Bonds	-	-	6,096	-	785,044	791,140
Mexican Notes	-	346,600	-	-	-	346,600
Debentures (3)	-	1,587	14,971	108,923	239,701	365,182
Private Securities	3,010,367	982,313	2,167,858	19,639,130	28,497,742	54,297,410
Shares	760,387	-	-	-	-	760,387
Receivables Investment Fund - FIDC (1)	1,236,811	-	-	-	-	1,236,811
Investment Fund Shares in Participation - FIP	556,004	-	-	-	-	556,004
Investment Fund Shares	445,133	-	-	-	-	445,133
Real Estate Fund Shares	12,032	-	-	-	-	12,032
Debentures (4)	-	473,787	697,038	18,042,300	27,291,655	46,504,780
Eurobonds	-	116	-	-	-	116
Promissory Notes - NP (5)	-	212,983	474,022	1,418,475	477,632	2,583,112
Real Estate Credit Notes - CCI	-	-	3,799	8,223	4,718	16,740
Financial Bills - LF	-	285,216	830,534	170,132	-	1,285,882
Certificates of Real Estate Receivables - CRI	-	10,211	162,465	-	723,737	896,413
Total	3,010,367	1,371,110	7,807,605	31,702,360	53,328,805	97,220,247

						Consolidated
						03/31/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	488,757	5,784,633	13,311,934	25,041,310	44,626,634
Treasury Certificates - CFT	-	-	-	-	553	553
Securitized Credit	-	-	-	941	1,804	2,745
Treasury Bills - LFT	-	-	446,291	-	-	446,291
National Treasury Bills - LTN	-	99,960	5,151,249	9,329,712	13,734,812	28,315,733
National Treasury Notes - NTN A	-	35,491	-	-	2,960,064	2,995,555
National Treasury Notes - NTN B	-	5,119	12,708	567,901	3,865,207	4,450,935
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,194,222	1,201,507
National Treasury Notes - NTN F (2) (6)	-	-	146,033	3,304,457	2,259,903	5,710,393
National Treasury Notes - NTN P	-	-	6,096	-	785,044	791,140
Mexican Notes	-	346,600	-	-	-	346,600
Debentures (3)	-	1,587	14,971	108,923	239,701	365,182
Private Securities	3,722,084	982,313	2,205,206	3,713,569	6,578,892	17,202,064
Shares	895,047	-	-	-	-	895,047
Receivables Investment Fund - FIDC (1)	1,385,014	-	-	-	-	1,385,014
Investment Fund Shares in Participation - FIP	921,764	-	-	-	-	921,764
Investment Fund Shares	445,546	-	-	-	-	445,546
Real Estate Fund Shares	74,713	-	-	-	-	74,713

						Consolidated
						12/31/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Debentures (4)	-	473,787	701,458	1,977,755	5,372,805	8,525,805
Eurobonds	-	116	-	-	-	116
Promissory Notes - NP (5)	-	212,983	474,022	1,418,475	477,632	2,583,112
Real Estate Credit Notes - CCI	-	-	3,799	8,223	4,718	16,740
Financial Bills - LF	-	285,216	863,462	309,116	-	1,457,794
Certificates of Real Estate Receivables - CRI	-	10,211	162,465	-	723,737	896,413
Total	3,722,084	1,471,070	7,989,839	17,025,503	31,620,202	61,828,698

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) During the first quarter of 2014, R$2,931 result of R$516,272 , net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 23.e).
(3) Issued by mixed capital company.
(4) Includes R$572,231 (12/31/2013 - R$573,197) of hedge objects market risks (Note 6.b.V.a).
(5) Includes R$210,233 (12/31/2013 - R$204,096) of hedge objects cash flow (Note 6.b.V.b).

(6) In March 31, 2014, includes the amount of 1,435,913 of Treasury Notes NTN-F, with maturity in january 1, 2023 which are linked to the obligation assumed by Banco Santander to cover the reserves to amortize the Plan V of the Fundo Banespa de Seguridade Social (Banesprev).

IV) Held-to-Maturity Securities

						Bank/Consolidated
						03/31/2014
						by Maturity
	Cost Amortized/Carrying Amount		To 3 months	From 3 to	From 1 to
Held-to-Maturity Securities (1)	03/31/2014	12/31/2013		12 months	3 Years	Total
Government Securities	366	379	182	123	61	366
National Treasury Notes - NTN I	366	379	182	123	61	366
Total	366	379	182	123	61	366
(1) The market value of held-to-maturity securities is R$366(12/31/2013 - R$379).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Income From Fixed-Income Securities	3,986,873	1,623,170	3,112,745	1,506,969
Income From Interbank Investments	1,873,056	1,727,708	1,198,641	1,058,284
Income From Variable-Income Securities	(25,953)	(12,536)	(23,737)	(13,949)
Financial Income Capitalization	-	-	45,463	39,882
Others	55,947	28,979	77,894	59,200
Total	5,889,923	3,367,321	4,411,006	2,650,386

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			03/31/2014			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		726,508	1,739,938		667,283	1,657,210
Asset	208,235,197	23,899,083	25,050,459	185,499,151	17,684,905	18,927,254
CDI (Interbank Deposit Rates)	49,009,648	13,662,131	15,194,705	48,684,752	15,667,136	16,430,599
Fixed Interest Rate - Real (1)	20,537,613	8,444,281	8,764,358	42,757,154	-	-
Indexed to Price and Interest Rates	20,478,459	1,774,395	1,072,796	16,519,189	-	-
Foreign Currency	118,169,190	-	-	77,463,284	1,966,918	2,445,764
Others	40,287	18,276	18,600	74,772	50,851	50,891
Liabilities	207,508,689	(23,172,575)	(23,310,521)	184,831,868	(17,017,622)	(17,270,044)
CDI (Interbank Deposit Rates)	35,347,517	-	-	33,017,616	-	-
Fixed Interest Rate - Real	12,093,332	-	-	58,760,456	(16,003,302)	(16,101,682)
Indexed to Price and Interest Rates	18,704,064	-	-	17,533,509	(1,014,320)	(1,168,362)
Foreign Currency	141,341,765	(23,172,575)	(23,310,521)	75,496,366	-	-
Others	22,011	-	-	23,921	-	-
Options	193,827,653	(84,220)	(44,643)	232,507,300	(121,086)	(175,134)
Purchased Position	99,283,801	293,516	339,652	110,425,937	349,509	489,481
Call Option - US Dollar	2,505,332	74,160	58,364	3,815,905	108,122	178,192
Put Option - US Dollar	1,968,414	39,515	54,115	1,407,427	36,455	39,582
Call Option - Other	61,764,383	138,212	131,101	44,262,606	134,323	180,827
Interbank Market	60,840,650	96,602	113,341	43,304,479	88,525	149,768
Others (1)	923,733	41,610	17,760	958,127	45,798	31,059
Put Option - Other	33,045,672	41,629	96,072	60,939,999	70,609	90,880
Interbank Market	29,303,152	19,631	13,650	57,052,006	43,746	9,022
Others (1)	3,742,520	21,998	82,422	3,887,993	26,863	81,858
Sold Position	94,543,852	(377,736)	(384,295)	122,081,363	(470,595)	(664,615)
Call Option - US Dollar	2,987,809	(174,277)	(165,900)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	464,359	(12,823)	(21,148)	772,847	(16,514)	(20,075)
Call Option - Other	51,484,894	(126,732)	(131,500)	62,950,930	(162,371)	(253,129)
Interbank Market	50,457,761	(72,499)	(94,813)	61,871,607	(106,328)	(214,387)
Others (1)	1,027,133	(54,233)	(36,687)	1,079,323	(56,043)	(38,742)
Put Option - Other	39,606,790	(63,904)	(65,747)	54,849,732	(87,654)	(77,140)
Interbank Market	36,125,221	(23,639)	(13,351)	51,288,888	(44,524)	(12,019)
Others (1)	3,481,569	(40,265)	(52,396)	3,560,844	(43,130)	(65,121)
Futures Contracts	124,644,324	-	-	123,265,840	-	-
Purchased Position	50,181,661	-	-	41,555,262	-	-
Exchange Coupon (DDI)	5,073,015	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	42,864,597	-	-	29,075,039	-	-
Foreign Currency	1,890,802	-	-	8,167,914	-	-
Indexes (2)	353,247	-	-	523,612	-	-
Others	-	-	-	16,336	-	-
Sold Position	74,462,663	-	-	81,710,578	-	-
Exchange Coupon (DDI)	24,880,425	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	11,155,698	-	-	10,028,771	-	-
Foreign Currency	14,819,636	-	-	18,179,682	-	-
Indexes (2)	14,395	-	-	20,401	-	-
Treasury Bonds/Notes	209,610	-	-	-	-	-
Average rate of Repo Operations (OC1)	23,377,089	-	-	23,460,110	-	-
Others	5,810	-	-	-	-	-
Forward Contracts and Others	25,966,426	(5,447)	113,830	26,300,236	599,647	196,915
Purchased Commitment	12,848,360	(436,417)	(544,412)	14,192,258	(244,380)	(92,406)
Currencies	11,839,904	(436,417)	(544,412)	13,141,556	(244,380)	(92,406)
Others	1,008,456	-	-	1,050,702	-	-
Sell Commitment	13,118,066	430,970	658,242	12,107,978	844,027	289,321
Currencies	11,789,385	430,970	658,242	11,709,276	844,027	289,321
Others	1,328,681	-	-	398,702	-	-

						Consolidated
			03/31/2014			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		513,092	1,704,336		728,003	1,692,915
Asset	212,940,987	24,448,885	25,825,887	183,923,077	22,602,542	23,846,183
CDI (Interbank Deposit Rates)	54,016,486	19,386,930	21,134,198	53,873,861	21,531,580	22,301,171
Fixed Interest Rate - Real (1)	20,235,257	3,287,560	3,618,893	36,728,178	-	-
Indexed to Price and Interest Rates	20,478,459	1,774,395	1,072,796	16,519,189	-	-
Foreign Currency	118,192,542	-	-	76,750,555	1,043,589	1,497,546
Others	18,243	-	-	51,294	27,373	47,466
Liabilities	212,427,895	(23,935,793)	(24,121,551)	183,195,074	(21,874,539)	(22,153,268)
CDI (Interbank Deposit Rates)	34,629,556	-	-	32,342,281	-	-
Fixed Interest Rate - Real	16,947,697	-	-	57,588,397	(20,860,219)	(20,984,906)
Indexed to Price and Interest Rates	18,704,064	-	-	17,533,509	(1,014,320)	(1,168,362)
Foreign Currency	142,124,567	(23,932,025)	(24,099,703)	75,706,966	-	-
Others	22,011	(3,768)	(21,848)	23,921	-	-
Options	197,112,305	(55,541)	(23,873)	234,782,478	(84,844)	(189,857)
Purchased Position	101,128,838	349,892	377,535	111,750,290	431,770	500,886
Call Option - US Dollar	2,505,332	74,160	58,364	3,815,905	108,122	178,192
Put Option - US Dollar	1,968,414	39,515	54,115	1,407,427	36,455	39,582
Call Option - Other	62,705,054	160,980	165,447	45,136,315	202,542	211,330
Interbank Market	60,840,650	96,602	113,341	43,304,479	88,525	149,768
Others (1)	1,864,404	64,378	52,106	1,831,836	114,017	61,562
Put Option - Other	33,950,038	75,237	99,609	61,390,643	84,651	71,782
Interbank Market	29,303,152	19,631	13,650	57,052,006	43,746	9,022
Others (1)	4,646,886	55,606	85,959	4,338,637	40,905	62,760
Sold Position	95,983,467	(405,433)	(401,408)	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	2,987,809	(174,277)	(165,900)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	464,359	(12,823)	(21,148)	772,847	(16,514)	(20,075)
Call Option - Other	52,140,610	(125,457)	(133,227)	63,515,372	(180,324)	(267,640)
Interbank Market	50,457,761	(72,499)	(94,813)	61,871,607	(106,328)	(214,387)
Others (1)	1,682,849	(52,958)	(38,414)	1,643,765	(73,996)	(53,253)
Put Option - Other	40,390,689	(92,876)	(81,133)	55,236,115	(115,720)	(88,757)
Interbank Market	36,125,221	(23,639)	(13,351)	51,288,888	(44,524)	(12,019)
Others (1)	4,265,468	(69,237)	(67,782)	3,947,227	(71,196)	(76,738)
Futures Contracts	125,054,193	-	-	123,646,819	-	-
Purchased Position	50,320,644	-	-	41,654,829	-	-
Exchange Coupon (DDI)	5,073,015	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	42,899,691	-	-	29,099,344	-	-
Foreign Currency	1,890,802	-	-	8,167,914	-	-
Indexes (2)	457,136	-	-	598,874	-	-
Others	-	-	-	16,336	-	-

						Consolidated
			03/31/2014			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	74,733,549	-	-	81,991,990	-	-
Exchange Coupon (DDI)	24,880,425	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	11,382,062	-	-	10,266,576	-	-
Foreign Currency	14,819,636	-	-	18,179,682	-	-
Indexes (2)	58,917	-	-	64,008	-	-
Treasury Bonds/Notes	209,610	-	-	-	-	-
Average rate of Repo Operations (OC1)	23,377,089	-	-	23,460,110	-	-
Others	5,810	-	-	-	-	-
Forward Contracts and Others	25,974,904	(3,973)	115,304	26,308,836	601,728	199,019
Purchased Commitment	12,854,362	(436,417)	(544,412)	14,198,260	(245,186)	(93,212)
Currencies	11,845,906	(436,417)	(544,412)	13,147,558	(245,186)	(93,212)
Others	1,008,456	-	-	1,050,702	-	-
Sell Commitment	13,120,542	432,444	659,716	12,110,576	846,914	292,231
Currencies	11,791,825	430,405	657,677	11,711,716	844,027	289,321
Others	1,328,717	2,039	2,039	398,860	2,887	2,910
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				03/31/2014	12/31/2013
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	35,420,084	109,015,162	63,799,951	208,235,197	185,499,151
Options	2,582,699	783,484	190,461,470	193,827,653	232,507,300
Futures Contracts	-	-	124,644,324	124,644,324	123,265,840
Forward Contracts and Others	11,797,017	10,832,244	3,337,165	25,966,426	26,300,236

					Consolidated
					Notional
				03/31/2014	12/31/2013
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	35,420,084	108,605,414	68,915,489	212,940,987	183,923,077
Options	2,582,699	81,753	194,447,853	197,112,305	234,782,478
Futures Contracts	-	-	125,054,193	125,054,193	123,646,819
Forward Contracts and Others	11,799,456	10,838,246	3,337,202	25,974,904	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				03/31/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	19,933,190	108,799,440	79,502,567	208,235,197	185,499,151
Options	8,058,475	179,233,152	6,536,026	193,827,653	232,507,300
Futures Contracts	51,165,878	41,131,354	32,347,092	124,644,324	123,265,840
Forward Contracts and Others	12,413,401	5,702,971	7,850,054	25,966,426	26,300,236

					Consolidated
					Notional
				03/31/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	21,029,526	110,384,696	81,526,765	212,940,987	183,923,077
Options	10,724,142	179,884,480	6,503,683	197,112,305	234,782,478
Futures Contracts	51,347,261	41,301,015	32,405,917	125,054,193	123,646,819
Forward Contracts and Others	12,414,301	5,703,865	7,856,738	25,974,904	26,308,836

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				03/31/2014	12/31/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	56,510,562	52,021,442	99,703,193	208,235,197	185,499,151
Options	190,581,252	2,846,401	400,000	193,827,653	232,507,300
Futures Contracts	124,644,324	-	-	124,644,324	123,265,840
Forward Contracts and Others	-	13,842,920	12,123,506	25,966,426	26,300,236

					Consolidated
					Notional
				03/31/2014	12/31/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	56,510,562	55,865,917	100,564,508	212,940,987	183,923,077
Options	193,865,904	2,846,401	400,000	197,112,305	234,782,478
Futures Contracts	125,054,193	-	-	125,054,193	123,646,819
Forward Contracts and Others	-	13,851,398	12,123,506	25,974,904	26,308,836
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			03/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	1,673	(69,308)	(67,635)	25,104	(76,450)	(51,346)
Asset	2,033,260	(1,334,414)	698,846	2,035,733	(652,227)	1,383,506
CDI (Interbank Deposit Rates) (1) (2) (6)	1,278,161	(790,470)	487,691	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	89,465	(565,947)	(476,482)	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	342,963	17,110	360,073	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc(5)	322,671	4,893	327,564	330,511	4,603	335,114
Liabilities	(2,031,587)	1,265,106	(766,481)	(2,010,629)	575,777	(1,434,852)
Indexed to Foreign Currency - US Dollar (1)	(754,142)	(73,038)	(827,180)	(756,399)	(76,113)	(832,512)
Indexed to Foreign Currency - Fixed Interest (2)	(636,858)	1,163,102	526,244	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(26,275)	(1,306)	(27,581)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(37,596)	(1,641)	(39,237)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(295,461)	(5,040)	(300,501)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(281,255)	183,029	(98,226)	(247,971)	(2,304)	(250,275)
Hedge Object
Asset	1,639,018	92,643	1,731,661	1,698,183	92,664	1,790,847
Lending Operation	1,099,235	60,195	1,159,430	1,163,617	54,033	1,217,650
Indexed to Foreign Currency - US Dollar	646,617	68,670	715,287	647,727	69,780	717,507
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,326	819	27,145	26,840	373	27,213
Indexed Indices of Prices and Interest	137,719	6,817	144,536	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	37,596	(1,821)	35,775	155,127	(6,948)	148,179
Fixed Interest Rate - Real	250,977	(14,290)	236,687	229,072	(11,276)	217,796
Securities	539,783	32,448	572,231	534,566	38,631	573,197
Available-for-Sale Securities - Debêntures	539,783	32,448	572,231	534,566	38,631	573,197
Liabilities	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)
Eurobonds	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)

						Consolidated
			03/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	3,950	(68,849)	(64,899)	38,532	(68,228)	(29,696)
Asset	2,278,437	(1,298,620)	979,817	2,514,466	(562,968)	1,951,498
CDI (Interbank Deposit Rates) (1) (2)(6)	1,278,161	(790,470)	487,691	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	89,465	(565,947)	(476,482)	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	342,963	17,110	360,073	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	322,671	4,893	327,564	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	245,177	35,794	280,971	478,733	89,259	567,992
Liabilities	(2,274,487)	1,229,771	(1,044,716)	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(997,042)	(108,373)	(1,105,415)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Foreign Currency - Fixed Interest (2)	(636,858)	1,163,102	526,244	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(26,275)	(1,306)	(27,581)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(37,596)	(1,641)	(39,237)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(295,461)	(5,040)	(300,501)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(281,255)	183,029	(98,226)	(247,971)	(2,304)	(250,275)

						Consolidated
			03/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object
Asset	1,881,918	91,909	1,973,827	2,152,208	85,503	2,237,711
Lending Operation	1,342,135	59,461	1,401,596	1,617,642	46,872	1,664,514
Indexed to Foreign Currency - US Dollar	889,517	67,936	957,453	1,101,752	62,619	1,164,371
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,326	819	27,145	26,840	373	27,213
Indexed Indices of Prices and Interest	137,719	6,817	144,536	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	37,596	(1,821)	35,775	155,127	(6,948)	148,179
Fixed Interest Rate - Real	250,977	(14,290)	236,687	229,072	(11,276)	217,796
Securities	539,783	32,448	572,231	534,566	38,631	573,197
Available-for-Sale Securities - Debêntures	539,783	32,448	572,231	534,566	38,631	573,197
Liabilities	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)
Eurobonds	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$715,287 in the Bank R$993,758 in the Consolidated (31/12/2013 - R$717,507 in the Bank and R$1,204,815 in the Consolidated) and bonds and securities represented by debentures with fair value R$111,790 (12/31/2013 - R$114,891) in the Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$144,536 (12/31/2013 - R$106,955) and securities represented by debentures with a market value R$460,441 (12/31/2013 - R$458,306) in the Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$27,145 (12/31/2013 - R$27,213) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$35,775 (12/31/2013 - R$148,179) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$327,572 in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a market value of R$236,687 in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
						03/31/2014
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts				(175,042)	(113,034)	(288,076)
Asset			2,820,550	2,820,550	11,877	2,832,427
Indexed to Foreign Currency - Swiss Franc (1)			963,121	963,121	36,079	999,200
Indexed to Foreign Currency - Chile (2)			90,945	90,945	6,329	97,274
Indexed to Foreign Currency - Iuan (3)			55,201	55,201	1,109	56,310
Indexed in Reais (4)			1,253,611	1,253,611	(59,018)	1,194,593
Indexed to Foreign Currency - Pre Dolar (5)			457,672	457,672	27,378	485,050
Liabilities			(2,995,592)	(2,995,592)	(124,911)	(3,120,503)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)			(2,539,063)	(2,539,063)	(96,179)	(2,635,242)
CDI (Interbank Deposit Rates) (5)			(210,233)	(210,233)	(28,118)	(238,351)
Fixed Interest Rate - Real (5)			(246,296)	(246,296)	(614)	(246,910)
Future Contracts			11,784,805	-	-	-
Foreign Currency - Dollar (7)			11,784,805	-	-	-

						Bank
						12/31/2013
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts				(178,261)	(110,155)	(288,416)
Asset			2,653,360	2,653,360	34,937	2,688,297
Indexed to Foreign Currency - Swiss Franc (1)			983,011	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)			97,135	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)			58,043	58,043	1,131	59,174
Indexed in Reais (4)			1,278,611	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)			236,560	236,560	28,717	265,277
Liabilities			(2,831,621)	(2,831,621)	(145,092)	(2,976,713)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)			(2,627,525)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)			(204,096)	(204,096)	(32,980)	(237,076)
Future Contracts			13,115,676	-	-	-
Foreign Currency - Dollar (7)			13,115,676	-	-	-

				Consolidated
				03/31/2014
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(185,075)	(113,081)	(298,156)
Asset	3,077,758	3,077,758	32,855	3,110,613
Indexed to Foreign Currency - Swiss Franc (1)	963,121	963,121	36,079	999,200
Indexed to Foreign Currency - Chile (2)	90,945	90,945	6,329	97,274
Indexed to Foreign Currency - Iuan (3)	55,201	55,201	1,109	56,310
Indexed in Reais (4)	1,253,611	1,253,611	(59,018)	1,194,593
Indexed to Foreign Currency - Pre Dolar (5)	457,672	457,672	27,378	485,050
Indexed to Foreign Currency - Pre Euro (6)	257,208	257,208	20,978	278,186
Liabilities	(3,262,833)	(3,262,833)	(145,936)	(3,408,769)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,539,063)	(2,539,063)	(96,179)	(2,635,242)
CDI (Interbank Deposit Rates) (5)	(210,233)	(210,233)	(28,118)	(238,351)
Indexed to Interest Rate - Real (5)	(246,296)	(246,296)	(614)	(246,910)
Indexed to Interest Rate - Dolar (5)	(266,095)	(266,095)	(16,875)	(282,970)
Indexed to Foreign Currency - Reais (6)	(1,146)	(1,146)	(4,150)	(5,296)
Future Contracts	11,784,805	-	-	-
Foreign Currency - Dollar (7)	11,784,805	-	-	-

				Consolidated
				12/31/2013
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(166,190)	(110,280)	(276,470)
Asset	2,863,318	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	97,135	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	58,043	58,043	1,131	59,174
Indexed in Reais (4)	1,278,611	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)	236,560	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	209,958	15,409	225,367
Liabilities	(3,029,508)	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,627,525)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	(204,096)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dolar (6)	(161,618)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (6)	(36,269)	(36,269)	(3,328)	(39,597)
Future Contracts	13,115,676
Foreign Currency - Dollar (7)	13,115,676

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Hedge Object - Cost
Asset	12,123,867	13,111,013	12,370,662	13,308,608
Lending Operations - Import and Export Credit and Financing	11,667,217	12,906,917	11,667,217	12,906,917
Promissory Notes - NP	210,233	204,096	210,233	204,096
Lending Operations	246,417	-	493,212	197,595
Liabilitie	2,369,054	2,423,571	2,369,054	2,423,571
Eurobonds	2,369,054	2,423,571	2,369,054	2,423,571

(1) Operations maturing December 1, 2014, March 4, 2015 and April 12, 2016 (12/31/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2012 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation maturing on December 24, 2014 (12/31/2012 - operation due December 24, 2014), and hedge object of eurobonds transactions.
(4) Operation maturing March 18, 2016 (12/31/2013 - operations due March 18, 2016) whose object of "hedge" is an operation of eurobonds.

(5) Operation maturing on October 22, 2014 and April 10, 2018 (12/31/2013 - operation maturing on April 10, 2018) which hedge objects its securities operation represented by promissory notes classified in "available-for-sale securities" category of R$246,417 in the Bank and Consolidated.

(6) Operations maturing on July 15, 2015, October 24, 2016, March 29, 2017, July 24, 2017 and April 3, 2018 (12/31/2013 - operation maturing July 15, 2015 and April 3, 2018), whose objects "hedge" contracts are loans from lenders of R$246,795 (12/31/2013 - R$197,595).

(7) Operations maturing April 30, 2014 (31/12/2013 - Operations maturing January 31, 2014) and the updated value of the instruments of R$ 11,672,204 (31/12/2013 - R$12,904,246 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

In the Bank and Consolidated, the effect of marking to market the swaps and future contracts amounts a debit of R$122,783 (12/31/2013 - R$168,050), and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Financial Treasury Bill - LFT	187,741	202,034	858,300	763,911
National Treasury Bill - LTN	3,009,667	2,492,437	3,039,580	2,521,736
National Treasury Notes - NTN	2,696,081	3,017,363	2,696,081	3,017,363
Total	5,893,489	5,711,834	6,593,961	6,303,010

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Assets
Swap Differentials Receivable (1)	4,723,827	5,557,061	4,772,773	5,606,359
Option Premiums to Exercise	339,652	489,481	377,535	500,886
Forward Contracts and Others	823,373	1,151,175	825,412	1,154,084
Total	5,886,852	7,197,717	5,975,720	7,261,329

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Liabilities
Swap Differentials Payable (1)	3,339,600	4,239,613	3,431,492	4,219,610
Option Premiums Launched	384,295	664,615	401,408	690,743
Forward Contracts and Others	709,543	954,260	710,108	955,065
Total	4,433,438	5,858,488	4,543,008	5,865,418
(1) Includes swap options and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013, have been applied in October 2013. Among the new requirements that are already in place, there is the change in parameters for calculating the risk relating to exposures in foreign currency, gold and assets subject to exchange rate changes, as described in the Bacen 3.641/2013; meeting the requirements established in Bacen Resolution 4.193/2013.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as of March 31, 2014.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to Changes in Interest Fixed Rate	(373)	(40,151)	(80,302)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(3,724)	(63,899)	(127,798)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(1,658)	(16,651)	(33,302)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1)	(540)	(1,080)
Foreign Currency	Exposures subject to Foreign Exchange	(830)	(20,738)	(41,475)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(1,618)	(10,134)	(20,268)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(2,351)	(34,402)	(68,804)
Shares and Indexes	Exposures subject to Change in Shares Price	(4,293)	(107,315)	(214,630)
Others	Exposures not Meeting the Previous Settings	(1,460)	(72)	(143)
Total (1)		(16,308)	(293,902)	(587,802)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description		Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to Changes in Interest Fixed Rate		(50,708)	(1,457,690)	(2,769,607)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP		(5,227)	(145,745)	(221,886)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes		(1,226)	(18,202)	(33,765)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate		(38,044)	(326,536)	(687,939)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate		(10,984)	(52,901)	(115,171)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market		(44,267)	(248,949)	(468,639)
Foreign Currency	Exposures subject to Foreign Exchange		(3,942)	(98,545)	(197,089)
Total (1)			(154,398)	(2,348,568)	(4,494,096)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

			Bank		Consolidated
		03/31/2014	12/31/2013	03/31/2014	12/31/2013
Lending Operations		159,502,054	160,832,895	193,493,751	195,015,027
Loans and Discounted Receivables		91,393,291	95,101,354	91,816,084	95,414,782
Financing		36,197,953	35,404,225	69,766,857	69,272,928
Rural, Agricultural and Industrial Financing		5,261,382	5,031,754	5,261,382	5,031,754
Real Estate Financing		26,543,128	25,198,820	26,543,128	25,198,820
Securities Financing		86,770	72,115	86,770	72,116
Lending Operations Related to Assignment		19,530	24,627	19,530	24,627
Leasing Operations		3,666	6,187	3,827,931	4,143,370
Advances on Foreign Exchange Contracts (1) (Note 9)		3,786,191	3,487,938	3,786,191	3,487,938
Other Receivables (2)		20,875,268	22,829,930	22,903,794	24,835,982
Total		184,167,179	187,156,950	224,011,667	227,482,317
Current		76,810,507	79,056,587	98,165,552	100,803,010
Long-term		107,356,672	108,100,363	125,846,115	126,679,307
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

On March 2014, operations were carried out credit assignment without recourse in the amount of R$R$2,596 in the Bank and Consolidated and were recorded substantially in loans and discounted securities. These operations were classified as H risk level and the result recorded as revenue was R$1,350 in the Bank and Consolidated, including reversion of the provision for loan and lease losses.

(ii) With Substantial Retention of Risks and Benefits

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On March 31, 2014, the present value of the divested operations is R$19,530 (12/31/2013 - R$24,627) (Note 25.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On March 31, 2014, the present value of the divested operations is R$ 330,419 (12/31/2013 - R$356,109) (Note 25.e).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Overdue	7,092,565	7,456,810	7,821,955	8,054,405
Due to:
Up to 3 Months	32,954,194	30,805,768	40,684,105	38,019,122
From 3 to 12 Months	43,856,313	48,250,819	57,481,447	62,783,888
Over 12 Months	100,264,107	100,643,553	118,024,160	118,624,902
Total	184,167,179	187,156,950	224,011,667	227,482,317

c) Lease Portfolio

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Gross Investment in Leasing Operations	3,861	6,615	4,513,495	4,888,958
Lease Receivables	1,652	2,830	2,757,324	2,988,760
Unrealized Residual Values (1)	2,209	3,785	1,756,171	1,900,198
Unearned Income on Lease	(1,459)	(2,552)	(2,689,526)	(2,913,695)
Offsetting Residual Values	(2,209)	(3,785)	(1,756,171)	(1,900,198)
Leased Assets	122,829	130,235	10,789,890	11,487,698
Accumulated Depreciation	(122,829)	(130,235)	(6,193,600)	(6,599,084)
Excess Depreciation	70,925	77,897	3,210,596	3,501,554
Losses on Unamortized Lease	-	-	181,834	186,660
Advances for Guaranteed Residual Value	(67,452)	(71,988)	(4,233,462)	(4,514,077)
Other Assets	-	-	4,875	5,554
Total of Lease Portfolio at Present Value	3,666	6,187	3,827,931	4,143,370
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$195 (12/31/2013 - R$428) in the Bank and R$685,564 (12/31/2012 - R$745,588) in the Consolidated.

On March 31, 2014 and December 31, 2013, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Overdue	872	1,373	87,170	91,257
Due to:
Up to 1 Year	2,952	5,183	2,141,588	2,333,958
From 1 to 5 Years	37	59	2,275,655	2,452,894
Over 5 Years	-	-	9,082	10,849
Total	3,861	6,615	4,513,495	4,888,958

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Overdue	717	1,189	62,120	63,451
Due to:
Up to 1 Year	2,923	4,959	2,018,542	2,201,831
From 1 to 5 Years	26	39	1,741,244	1,871,188
Over 5 Years	-	-	6,025	6,900
Total	3,666	6,187	3,827,931	4,143,370

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				03/31/2014	12/31/2013	03/31/2014	12/31/2013
Private Sector				184,059,546	187,039,801	223,899,461	227,359,796
Industry				34,012,726	34,657,311	34,476,044	35,115,863
Commercial				20,429,898	21,738,207	24,066,280	25,864,260
Financial Institutions				356,945	197,173	359,431	199,784
Services and Other (1)				51,243,434	52,659,427	54,200,989	55,738,216
Individuals				72,755,162	72,755,901	105,535,336	105,409,890
Credit Cards				16,713,819	17,220,696	16,713,819	17,220,696
Mortgage Loans				16,693,548	15,702,015	16,693,548	15,702,015
Payroll Loans				12,800,484	13,718,526	12,800,484	13,718,526
Financing and Vehicles Lease				3,237,858	3,199,709	33,854,305	33,732,181
Others (2)				23,309,453	22,914,955	25,473,180	25,036,472
Agricultural				5,261,381	5,031,782	5,261,381	5,031,783
Public Sector				107,633	117,149	112,206	122,521
Federal				35	24	35	24
State				103,845	112,987	103,845	114,311
Municipal				3,753	4,138	8,326	8,186
Total				184,167,179	187,156,950	224,011,667	227,482,317
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							03/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	53,099,597	-	53,099,597	-	-	-
A	0.5%	82,119,180	-	82,119,180	410,596	314,634	725,230
B	1%	13,895,401	1,829,312	15,724,713	157,247	283,528	440,775
C	3%	8,500,409	3,384,713	11,885,122	356,554	360,043	716,597
D	10%	3,473,254	2,017,259	5,490,513	549,051	-	549,051
E	30%	1,367,998	1,341,361	2,709,359	812,807	-	812,807
F	50%	2,397,821	1,871,216	4,269,037	2,134,518	-	2,134,518
G	70%	768,365	860,710	1,629,075	1,140,353	-	1,140,353
H	100%	2,413,395	4,766,993	7,180,389	7,180,389	-	7,180,389
Total		168,035,420	16,071,564	184,106,985	12,741,515	958,205	13,699,720

							Bank
							12/31/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	56,858,023	-	56,858,023	-	-	-
A	0.5%	80,930,637	-	80,930,637	404,653	306,702	711,355
B	1%	14,474,770	1,582,868	16,057,638	160,576	287,053	447,629
C	3%	9,037,006	3,179,327	12,216,333	366,490	188,585	555,075
D	10%	3,719,299	1,840,663	5,559,962	555,996	-	555,996
E	30%	1,198,021	1,174,647	2,372,668	711,800	-	711,800
F	50%	2,207,466	1,452,961	3,660,427	1,830,214	-	1,830,214
G	70%	740,985	872,651	1,613,636	1,129,545	-	1,129,545
H	100%	2,543,201	5,344,425	7,887,626	7,887,626	-	7,887,626
Total		171,709,408	15,447,542	187,156,950	13,046,900	782,340	13,829,240

							Consolidated
							03/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	54,696,983	-	54,696,983	-	-	-
A	0.5%	112,066,002	-	112,066,002	560,330	330,053	890,383
B	1%	16,554,953	3,293,688	19,848,641	198,486	283,528	482,014
C	3%	9,308,525	4,928,461	14,236,986	427,110	360,043	787,153
D	10%	3,492,877	2,471,307	5,964,184	596,418	-	596,418
E	30%	1,387,777	1,581,326	2,969,103	890,731	-	890,731
F	50%	2,403,494	2,057,491	4,460,985	2,230,493	-	2,230,493
G	70%	776,946	1,012,307	1,789,253	1,252,477	-	1,252,477
H	100%	2,440,276	5,479,793	7,920,069	7,920,069	-	7,920,069
Total		203,127,833	20,824,373	223,952,206	14,076,114	973,624	15,049,738

							Consolidated
							12/31/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	58,619,547	-	58,619,547	-	-	-
A	0.5%	111,269,636	-	111,269,636	556,348	332,701	889,049
B	1%	17,550,615	2,938,830	20,489,445	204,894	287,053	491,947
C	3%	9,864,660	4,521,914	14,386,574	431,597	188,586	620,183
D	10%	3,743,273	2,297,842	6,041,115	604,112	-	604,112
E	30%	1,219,632	1,403,462	2,623,094	786,928	-	786,928
F	50%	2,214,754	1,629,723	3,844,477	1,922,239	-	1,922,239
G	70%	743,335	1,002,274	1,745,609	1,221,926	-	1,221,926
H	100%	2,574,223	5,888,597	8,462,820	8,462,820	-	8,462,820
Total		207,799,675	19,682,642	227,482,317	14,190,864	808,340	14,999,204
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

(3) On March 31, 2014, the total loan portfolio includes the amount of R$60,195 in the Bank and R$59,461 consolidated, related to the adjustment to fair value of loans that are hedged, registered under the artido 5 Circular Letter / Bank of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				03/31/2014	12/31/2013	03/31/2014	12/31/2013
Balance at Beginning				13,829,240	13,299,770	14,999,204	14,588,745
Allowances Recognized				2,603,757	3,285,595	3,001,236	3,716,046
Write-offs				(2,733,277)	(2,748,981)	(2,950,702)	(2,987,774)
Balance at End (1)				13,699,720	13,836,384	15,049,738	15,317,017
Current				2,963,858	2,520,489	3,532,365	3,076,847
Long-term				10,735,862	11,315,895	11,517,373	12,240,170
Recoveries Credits (2)				625,074	318,695	655,182	344,696
(1) Includes R$827 (2013 - R$1,370) in the Bank and R$122,834 (2013 - R$128,750) in the consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting to R$25,950 (2013 - R$10,985) Bank and Consolidated.

g) Renegotiated Credits

							Bank/Consolidated
						03/31/2014	12/31/2013
Renegotiated Credits						14,635,789	14,015,130
Allowance for Loan Losses						(7,507,994)	(7,050,081)
Percentage of Coverage on Renegotiated Credits						51.3%	50.3%

h) Loan Portfolio Concentration

							Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)				03/31/2014		12/31/2013
and Derivatives Financial Instruments (3)				Risk	%	Risk	%
Biggest Debtor				8,334,014	2.9%	8,596,046	2.9%
10 Biggest				29,687,638	10.2%	33,179,181	11.0%
20 Biggest				42,163,094	14.5%	46,717,909	15.5%
50 Biggest				61,471,091	21.1%	68,040,877	22.6%
100 Biggest				78,396,461	27.0%	85,299,535	28.3%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			03/31/2014	12/31/2013
Assets
Rights to Foreign Exchange Sold			33,060,455	29,991,186
Exchange Purchased Pending Settlement			20,028,571	17,041,069
Advances in Local Currency			(350,433)	(106,151)
Income Receivable from Advances and Importing Financing (Note 8.a)			61,848	75,848
Currency and documents Term Foreign Currency			3,981	7,634
Total			52,804,422	47,009,586
Current			51,873,660	46,418,065
Long-term			930,762	591,521
Liabilities
Exchange Sold Pending Settlement			31,964,160	30,287,728
Foreign Exchange Purchased			20,370,070	16,633,440
Advances on Foreign Exchange Contracts (Note 8.a)			(3,786,191)	(3,487,938)
Others			293	395
Total			48,548,332	43,433,625
Current			47,744,706	42,926,601
Long-term			803,626	507,024
Memorandum Accounts
Open Import Credits			627,495	785,111
Confirmed Export Credits			521,907	614,142

10. Trading Account

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Assets
Financial Assets and Pending Settlement Transactions	71,054	202,360	75,622	210,934
Clearinghouse Transactions	24,708	3,597	134,311	23,517
Debtors Pending Settlement	77,059	11,353	182,802	72,536
Stock Exchanges - Guarantee Deposits	947,342	1,121,272	947,342	1,121,272
Others (1)	109,144	186,467	109,145	186,466
Total (Current)	1,229,307	1,525,049	1,449,222	1,614,725
Current	1,195,307	1,521,451	1,415,222	1,611,127
Long-term	34,000	3,598	34,000	3,598

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Liabilities
Acquisition and subscription of Securities Arising Release	-	-	1,274	1,274
Financial Assets and Pending Settlement Transactions	150,451	498,925	150,649	481,390
Creditors Pending Settlement	86,710	3,067	326,228	93,857
Creditors for Loan of Shares	87,163	202,063	400,771	437,991
Clearinghouse Transactions	-	-	1,171	793
Records and Settlement	1,815	1,857	2,236	2,091
Others	-	-	284	345
Total (Current)	326,139	705,912	882,613	1,017,741
Current	260,843	659,005	817,314	969,560
Long-term	65,296	46,907	65,299	48,181
(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

							Bank
				12/31/2013	Recognition	Realization	03/31/2014
Allowance for Loan Losses				6,160,494	1,054,196	(1,763,435)	5,451,255
Reserve for Legal and Administrative Proceedings - Civil				602,058	75,323	(9,247)	668,134
Reserve for Tax Risks and Legal Obligations				3,437,730	233,941	(46,227)	3,625,444
Reserve for Legal and Administrative Proceedings - Labor				727,280	47,202	(7,919)	766,563
Adjustment to Fair Value of Trading Securities and Derivatives (1)				998,804	21,589	-	1,020,393
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				541,062	-	(41,825)	499,237
Accrual for Pension Plan (2)				959,033	19,135	-	978,168
Profit Sharing, Bonuses and Personnel Gratuities				256,870	105,285	(216,910)	145,245
Other Temporary Provisions				2,366,392	-	(144,952)	2,221,440
Total Tax Credits on Temporary Differences				16,049,723	1,556,671	(2,230,515)	15,375,879
Tax Loss Carryforwards				806,790	65,208	-	871,998
Social Contribution Tax - Executive Act 2.158/2001				683,581	-	(41,649)	641,932
Total Tax Credits				17,540,094	1,621,879	(2,272,164)	16,889,809
Unrecorded Tax Credits				(158,654)	-	40,304	(118,350)
Balance of Recorded Tax Credits				17,381,440	1,621,879	(2,231,860)	16,771,459
Current				4,711,337			4,166,694
Long-term				12,670,103			12,604,765

							Consolidated
				12/31/2013	Recognition	Realization	03/31/2014
Allowance for Loan Losses				7,022,251	1,231,460	(1,852,004)	6,401,707
Reserve for Legal and Administrative Proceedings - Civil				664,243	78,800	(11,659)	731,384
Reserve for Tax Risks and Legal Obligations				4,091,034	272,956	(61,848)	4,302,142
Reserve for Legal and Administrative Proceedings - Labor				754,242	49,319	(11,076)	792,485
Amortized Goodwill				7,455	-	(1,065)	6,390
Adjustment to Fair Value of Trading Securities and Derivatives (1)				999,372	21,837	(7)	1,021,202
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				586,916	29	(44,213)	542,732
Accrual for Pension Plan (2)				969,897	19,269	(2,400)	986,766
Profit Sharing, Bonuses and Personnel Gratuities				272,217	110,499	(227,812)	154,904
Other Temporary Provisions				2,465,909	3,199	(159,997)	2,309,111
Total Tax Credits on Temporary Differences				17,833,536	1,787,368	(2,372,081)	17,248,823
Tax Loss Carryforwards				1,588,106	67,795	(65,516)	1,590,385
Social Contribution Tax - Executive Act 2.158/2001				697,727	-	(41,650)	656,077
Total Tax Credits				20,119,369	1,855,163	(2,479,247)	19,495,285
Unrecorded Tax Credits				(159,760)	-	41,215	(118,545)
Balance of Recorded Tax Credits				19,959,609	1,855,163	(2,438,032)	19,376,740
Current				5,476,303			4,865,850
Long-term				14,483,306			14,510,890
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned (Note 3.l).
(3) In 2013 and 2014, is represented mainly by administrative provisions and judicial deposits.

b) Expected Realization of Recorded Tax Credits

							Bank
							03/31/2014
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	1,852,757	1,123,987	50,847	164,025	42,010	3,233,626	3,233,626
2015	2,001,381	1,202,373	67,796	364,487	96,237	3,732,274	3,732,274
2016	3,613,823	2,145,018	25,087	-	-	5,783,928	5,783,928
2017	659,838	400,744	10,850	308,772	136,319	1,516,523	1,516,523
2018	256,144	149,029	10,850	-	211,520	627,543	627,543
2019 a 2021	587,453	349,927	2,713	-	155,846	1,095,939	1,095,939
2022 a 2023	374,248	242,240	-	-	-	616,488	616,488
2024 a 2026	159,620	89,154	-	34,714	-	283,488	165,138
Total	9,505,264	5,702,472	168,143	871,998	641,932	16,889,809	16,771,459

							Consolidated
							03/31/2014
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	2,061,023	1,251,553	51,589	396,296	48,866	3,809,327	3,809,243
2015	2,236,188	1,350,376	68,785	467,596	103,526	4,226,471	4,226,430
2016	4,213,012	2,479,009	26,043	31,168	-	6,749,232	6,749,186
2017	727,451	442,595	11,796	421,017	136,319	1,739,178	1,739,154
2018	294,041	169,446	11,796	140,677	211,520	827,480	827,480
2019 a 2021	609,067	361,280	2,949	98,917	155,846	1,228,059	1,228,059
2022 a 2023	384,530	247,305	-	-	-	631,835	631,835
2024 a 2026	159,775	89,214	-	34,714	-	283,703	165,353
Total	10,685,087	6,390,778	172,958	1,590,385	656,077	19,495,285	19,376,740

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$14,306,239 (12/31/2013 - R$14,885,656) in the Bank and R$16,558,525 (12/31/2013 - R$17,111,298) Consolidated and the present value of recorded tax credits is R$14,253,017 (12/31/2013 - R$14,811,543) in the Bank and R$16,505,125 (12/31/2013 - R$17,035,632) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

					Bank		Consolidated
				03/31/2014	12/31/2013	03/31/2014	12/31/2013
Notes and Credits Receivable (Note 8.a)
Credit Cards				11,887,458	12,881,066	11,887,458	12,881,066
Receivables				8,651,574	9,660,237	10,676,862	11,662,633
Rural Product				188,576	181,372	188,576	181,372
Escrow Deposits for
Tax Claims				3,204,257	3,157,559	4,894,614	4,787,168
Labor Claims				1,757,725	1,762,154	1,804,539	1,816,345
Others				551,568	523,711	671,147	643,349
Contract Guarantees - Former Controlling Stockholders (Note 22.i)				740,412	816,550	834,389	954,325
Recoverable Taxes				2,085,167	2,023,236	2,950,888	2,878,144
Receivables - Buyer Services				5,223,288	5,578,749	5,223,288	5,578,749
Reimbursable Payments				524,966	445,492	261,343	170,340
Salary Advances/Others				159,317	57,990	172,998	67,669
Debtors for Purchase of Assets (Note 8.a)				45,286	26,525	48,524	30,181
Receivable from Affiliates (Note 25.e)				561,964	463,829	547,257	449,457
Employee Benefit Plan (Note 34)				917	898	917	898
Others				1,076,298	897,290	1,571,940	1,231,434
Total				36,658,773	38,476,658	41,734,740	43,333,130
Current				26,410,414	27,953,828	28,745,791	29,987,862
Long-term				10,248,359	10,522,830	12,988,949	13,345,268

13. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Assets	50,778,631	54,417,661	2,523,381	2,637,374
Current and Long-term Assets	50,778,599	54,417,625	2,521,941	2,635,687
Cash	748,638	797,864	77,711	1,277
Interbank Investments	4,996,711	7,991,046	1,651,849	1,734,153
Securities and Derivatives Financial Instruments	21,421,586	22,087,114	124,431	173,500
Lending Operations (1)	20,346,921	21,017,637	663,462	721,754
Foreign Exchange Portfolio	2,228,506	1,324,896	-	-
Others	1,036,237	1,199,068	4,488	5,003
Permanent Assets	32	36	1,440	1,687
Liabilities	50,778,631	54,417,661	2,523,381	2,637,374
Current and Long-term Liabilities	34,421,902	37,354,531	140,445	187,857
Deposits and Money Market Funding	3,068,460	1,899,908	-	-
Funds from Acceptance and Issuance of Securities	13,273,570	18,131,052	-	-
Borrowings (2)	13,068,382	13,586,368	32,110	54,431
Foreign Exchange Portfolio	2,209,105	1,267,148	-	-
Others	2,802,385	2,470,055	108,335	133,426
Deferred Income	1,691	2,184	12,139	5,079
Stockholders' Equity (3)	16,355,038	17,060,946	2,370,797	2,444,438
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$585 million through dividends to Banco Santander.

The Results Agency Grand Cayman in the first quarter of 2014 was a profit of R$451,445 (2013 - R$424,401) and the result of subsidiary Santander Brazil EFC was a profit of R$11,186 (2013 - loss of R$1,681).

14. Investments in Affiliates and Subsidiaries

					03/31/2014
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consórcio	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (4) (6)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (1)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (6)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A (Santos Energia) (16)	Holding	131,583	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%

					03/31/2014
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Leasing	163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Ablasa Participações S.A. (Evidence) (8)	Holding	1,938,026	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A. (4)	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (4) (5)
Idéia Produções e Design Ltda. - MEC (Idéia Produções)	Other Activities	220	-	-	100.00%
KM Locanet Ltda. - ME (Compreauto) (10)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (2)	Other Activities	3,859	2,953	11.11%	11.11%
BW Guirapá I S.A. (6)	Holding	252	-	66.19%	66.19%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (4) (5)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	781,971	-	-	20.82%
Controlled by Santos Energia
Central Eólica Santo Antônio de Pádua S.A	Wind Energy	22,613	-	-	100.00%
Central Eólica São Cristóvão S.A	Wind Energy	40,497	-	-	100.00%
Central Eólica São Jorge S.A.	Wind Energy	42,810	-	-	100.00%
Controlled by BW Guirapá S.A. (6)
Central Eólica Angical S.A	Wind Energy	50	-	-	100.00%
Central Eólica Caititu S.A	Wind Energy	50	-	-	100.00%
Central Eólica Coqueirinho S.A	Wind Energy	50	-	-	100.00%
Central Eólica Corrupião S.A	Wind Energy	50	-	-	100.00%
Central Eólica Inhambu S.A	Wind Energy	50	-	-	100.00%
Central Eólica Tamanduá Mirim S.A	Wind Energy	50	-	-	100.00%
Central Eólica Teiu S.A	Wind Energy	50	-	-	100.00%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	0	21.75%

	Adjusted	Net Income (Loss)				Equity Accounting
	Stockholders'	Adjusted	Investments Value			Results
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2014	03/31/2014	03/31/2014	12/31/2013	03/31/2014	03/31/2013
Controlled by Banco Santander
Santander Leasing	5,057,925	82,517	3,974,216	3,955,744	64,837	135,840
Santander Brasil Asset Management Distribuidora de Títulos e Valores
Mobiliários S.A. (Santander Brasil Asset) (7)	-	-	-	-	-	9,497
Santander Brasil Consórcio	132,477	5,439	132,477	127,038	5,439	5,974
Banco Bandepe	2,965,783	56,789	2,965,783	2,944,279	56,789	51,878
Aymoré CFI	1,117,280	62,905	1,117,280	1,054,375	62,905	(464)
CFI RCI Brasil	1,214,658	48,600	484,538	465,151	19,387	21,320
CRV DTVM	30,516	1,408	30,516	29,108	1,408	1,008
Santander CCVM	264,711	8,274	264,711	261,947	8,274	15,490
Microcrédito	21,358	(34)	21,358	21,392	(34)	898
Santander Brasil Advisory	13,105	191	12,649	12,465	184	113
Santander Participações	1,271,334	21,809	1,271,334	1,252,642	21,809	5,462
Santander Getnet (1)	134,519	25,367	67,259	56,932	10,327	9,533
Sancap	303,303	23,645	303,303	348,567	23,645	22,130
Santander Serviços	615,817	27,891	373,514	356,597	16,917	5,736
MS Participações Societárias S.A (MS Participações) (3)	-	-	-	-	-	(11,124)
Mantiq	7,612	674	7,612	6,937	674	(42)
Santos Energia (9)	80,543	(1,837)	80,543	82,448	(1,904)	(3,405)
Santander Brasil EFC	2,370,797	11,186	2,370,803	2,444,410	10,658	(1,641)
Controlled by CFI RCI Brasil
RCI Brasil Leasing	700,099	17,267	-	-	-	-
Controlled by Sancap
Santander Capitalização	185,142	21,268	-	-	-	-
Evidence (8)	22,982	348	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value			Equity Accounting
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2014	03/31/2014	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Controlled by Santander Serviços
Webcasas S.A. (4)	23,454	(518)	-	-	-	-
Controlled by Webmotors S.A. (4) (5)
Idéia Produções	840	188	-	-	-	-
KM Locanet Ltda - ME (Compreauto) (10)	315	392	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (2)	73,907	5,855	10,078	10,253	(177)	(236)
Norchem Participações	49,324	817	24,662	24,253	409	221
EBP (2)	75,614	24,159	8,401	11,086	(2,684)	2,152
BW Guirapá I S.A. (6)	117,912	(4,055)	78,684	-	(2,439)	-
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (4) (5)	219,764	9,227	-	-	-	-
TecBan	287,591	35,024	-	-	-	-
Controlled by Santos Energia
Central Eólica Santo Antônio de Pádua S.A	24,014	(150)	-	-	-	-
Central Eólica São Cristóvão S.A	40,569	(289)	-	-	-	-
Central Eólica São Jorge S.A.	42,005	(260)	-	-	-	-
Controlled by BW Guirapá S.A. (6)
Central Eólica Angical S.A	7,751	(69)	-	-	-	-
Central Eólica Caititu S.A	8,153	(287)	-	-	-	-
Central Eólica Coqueirinho S.A	10,540	(358)	-	-	-	-
Central Eólica Corrupião S.A	20,597	(64)	-	-	-	-
Central Eólica Inhambu S.A	11,869	(539)	-	-	-	-
Central Eólica Tamanduá Mirim S.A	10,486	(467)	-	-	-	-
Central Eólica Teiu S.A	8,518	(111)	-	-	-	-
Affiliate
BW Guirapá I S.A. (6)	-	-	-	88,715	-	-
Norchem Holding	126,137	1,557	27,435	27,096	339	217
Total Bank			13,627,156	13,581,435	296,763	270,557

Affiliate
BW Guirapá I S.A. (6)	-	-	-	-	-	-
Norchem Holding	-	-	643	88,715	(397)	-
Others	126,137	1,557	27,435	27,096	339	217
Total Consolidated			28,078	115,811	(58)	217

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(3) Banco Santander has increased the share capital of MS Holdings in the amount of R$40,000 in February, R$14,685 in May, R$6,000 in July, R$41,000 in August and R$3,315 in October totaling an increase of R$105,000 in 2013, by issuing new shares. On November 22, 2013 Banco Santander sold its 100% stake of MS Holdings concerning 61,083,484,000 shares for Capital Riesgo Global S.C.R Regimen Simplified S.A. (Note 36.c).

(4) On April 30, 2013, the Webmotors S.A was partially spun off to form a new company called Webcasas S.A. (Note 36.c).

(5) On June 28, 2013, the capital increase of Webmotors SA for R$180,000, through the issue of 156.935.435.000 shares Carsales.com Investments PTY LTD. (Carsales) (Note 36.c). Although participation exceeds 50%, in accordance with the shareholders' agreement, Banco Santander and carsales now share control.

(6) In June 2013, Banco Santander endorsed R$95,000 and paid R$50,000 in the BW Guirapá I S.A.’s and in October 2013 there was a capital payment in the amount of R$37,801 without issuance of new shares. On February 28, 2014, Banco Santander made a capital amounting to R$60,000, through the issue of 97,669 new ordinary shares, altering its share of 40.57% to 66.19% in the capital (Note 36.c). With the change in shareholding, from February 2014, Banco Santander now holds joint control of that company.

(7) Investment sold on December 17, 2013 (Note 36.a).

(8) On October 24, 2013, the Sancap acquired from Banco Santander Spain 50,800 common shares, no face value, referred to 100% of the share capital of ABLASA. On October 31, 2013, was effected an increase in capital by Sancap R$44,949 in value, 1.937.975.272 through the issue of new common shares, no face value. At the AGE held on December 2, 2013, to change the name of ABLASA Evidence for Security SA and the change in its bylaws for the establishment and operation of pension benefit plans granted character was adopted in the form of continued income or single payment accessible to any individuals whose case is pending approval by Susep.

(9) On November 18, 2013, was effected capital increase of R$59,000 with the issuance of 94,177 new common shares.
(10) Investment acquired on March 7, 2014 (Note 36.c).

15. Fixed Assets

				Bank
			03/31/2014	12/31/2013
	Cost	Depreciation	Net	Net
Real Estate	2,028,093	(479,578)	1,548,515	1,560,524
Land	676,126	-	676,126	676,126
Buildings	1,351,967	(479,578)	872,389	884,398
Others Fixed Assets	9,474,287	(4,729,488)	4,744,799	4,916,028
Installations, Furniture and Equipment	2,265,246	(951,764)	1,313,482	1,267,110
Data Processing Equipment	2,193,387	(1,744,842)	448,545	468,868
Leasehold Improvements	2,996,362	(1,463,488)	1,532,874	1,702,514
Security and Communication Equipment	559,146	(329,901)	229,245	226,339
Others	1,460,146	(239,493)	1,220,653	1,251,197
Total	11,502,380	(5,209,066)	6,293,314	6,476,552

				Consolidated
			03/31/2014	12/31/2013
	Cost	Depreciation	Net	Net
Real Estate	2,036,966	(483,147)	1,553,819	1,565,539
Land	677,883	-	677,883	677,618
Buildings	1,359,083	(483,147)	875,936	887,921
Others Fixed Assets	10,050,643	(4,900,836)	5,149,807	5,241,007
Installations, Furniture and Equipment	2,352,419	(1,000,476)	1,351,943	1,304,759
Data Processing Equipment	2,347,643	(1,831,233)	516,410	533,226
Leasehold Improvements	3,048,368	(1,489,475)	1,558,893	1,729,792
Security and Communication Equipment	565,965	(334,110)	231,855	226,728
Others	1,736,248	(245,542)	1,490,706	1,446,502
Total	12,087,609	(5,383,983)	6,703,626	6,806,546

16. Intangibles

				Bank
			03/31/2014	12/31/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,019,449	(17,754,053)	8,265,396	9,167,284
Other Intangible Assets	6,724,991	(3,267,172)	3,457,819	3,663,721
Acquisition and Development of Software	4,081,949	(2,235,677)	1,846,272	1,869,885
Exclusivity Contracts for Provision of Banking Services	2,480,682	(992,497)	1,488,185	1,665,823
Others	162,360	(38,998)	123,362	128,013
Total	32,744,440	(21,021,225)	11,723,215	12,831,005

				Consolidated
			03/31/2014	12/31/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,275,397	(17,780,677)	8,494,720	9,373,607
Other Intangible Assets	6,885,465	(3,327,726)	3,557,739	3,770,857
Acquisition and Development of Software	4,232,703	(2,293,837)	1,938,866	1,963,433
Exclusivity Contracts for Provision of Banking Services	2,480,682	(992,497)	1,488,185	1,665,823
Others	172,080	(41,392)	130,688	141,601
Total	33,160,862	(21,108,403)	12,052,459	13,144,464

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2014 and 2013 and for the current period was not identified any evidence of impairment.

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					03/31/2014	12/31/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,652,221	-	-	-	14,652,221	15,908,950
Savings Deposits	35,023,334	-	-	-	35,023,334	33,589,050
Interbank Deposits	-	593,400	28,681,868	29,965	29,305,233	19,455,433
Time Deposits	245,524	18,708,375	11,814,534	49,483,593	80,252,026	81,506,348
Total	49,921,079	19,301,775	40,496,402	49,513,558	159,232,814	150,459,781
Current					109,719,256	99,555,081
Long-term					49,513,558	50,904,700

						Consolidated
					03/31/2014	12/31/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,355,985	-	-	-	14,355,985	15,604,642
Savings Deposits	35,023,334	-	-	-	35,023,334	33,589,050
Interbank Deposits	-	897,074	2,192,851	866,462	3,956,387	3,919,517
Time Deposits	245,524	18,708,375	11,769,178	49,167,989	79,891,066	81,099,898
Total	49,624,843	19,605,449	13,962,029	50,034,451	133,226,772	134,213,107
Current					83,192,321	82,599,906
Long-term					50,034,451	51,613,201

b) Money Market Funding

						Bank
					03/31/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		50,699,890	14,234,213	25,983,266	90,917,369	72,115,395
Government Securities		46,823,142	19,340	-	46,842,482	28,219,049
Debt Securities in Issue		3,842,718	14,093,170	25,672,765	43,608,653	38,685,529
Others		34,030	121,703	310,501	466,234	5,210,817
Third Parties		2,538,313	-	-	2,538,313	22,528,274
Linked to Trading Portfolio Operations		7,147,412	3,025,078	-	10,172,490	7,778,852
Total		60,385,615	17,259,291	25,983,266	103,628,172	102,422,521
Current					77,644,906	77,412,160
Long-term					25,983,266	25,010,361

						Consolidated
					03/31/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		36,162,766	13,493,207	25,711,777	75,367,750	61,710,844
Government Securities		32,286,017	19,338	-	32,305,355	19,552,535
Debt Securities in Issue		3,842,718	13,352,166	25,401,276	42,596,160	37,995,472
Others		34,031	121,703	310,501	466,235	4,162,837
Third Parties		738,315	-	-	738,315	8,972,394
Linked to Trading Portfolio Operations		7,147,412	3,025,079	-	10,172,491	7,778,852
Total		44,048,493	16,518,286	25,711,777	86,278,556	78,462,090
Current					60,566,779	54,935,996
Long-term					25,711,777	23,526,094

c) Funds from Acceptance and Issuance of Securities

						Bank
					03/31/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		7,457,726	25,642,402	15,435,969	48,536,097	46,981,486
Real Estate Credit Notes - LCI (1)		6,118,402	11,654,740	1,119,495	18,892,637	17,077,415
Agribusiness Credit Notes - LCA (2)		899,892	840,293	-	1,740,185	1,681,646
Treasury Bills (3)		439,432	13,147,369	14,316,474	27,903,275	28,222,425
Securities Issued Abroad		610,922	1,766,238	10,944,279	13,321,439	18,169,720
Eurobonds		610,922	1,135,281	9,663,455	11,409,658	15,922,483
Securitization Notes - MT100 (4)		-	630,957	1,280,824	1,911,781	2,247,237
Funding by Structured operations certificates		79	-	-	79	-
Total		8,068,727	27,408,640	26,380,248	61,857,615	65,151,206
Current					35,477,367	34,294,825
Long-term					26,380,248	30,856,381

						Consolidated
					03/31/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances		108,150	540,984	505,763	1,154,897	1,107,465
Debentures Resources (5)		-	514,794	-	514,794	168,449
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		7,523,344	26,344,396	17,266,017	51,133,757	49,615,321
Real Estate Credit Notes - LCI (1)		6,118,402	11,656,506	1,120,166	18,895,074	17,080,172
Agribusiness Credit Notes - LCA (2)		899,892	840,293	-	1,740,185	1,681,646
Treasury Bills (3)		505,050	13,847,597	16,145,851	30,498,498	30,853,503
Securities Issued Abroad		610,921	1,766,238	10,944,280	13,321,439	18,169,720
Eurobonds		610,921	1,135,281	9,663,456	11,409,658	15,922,483
Securitization Notes - MT100 (4)		-	630,957	1,280,824	1,911,781	2,247,237
Funding by Structured operations certificates		79	-	-	79	-
Total		8,242,494	29,166,412	28,716,060	66,124,966	69,060,955
Current					37,408,906	35,592,639
Long-term					28,716,060	33,468,316
(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On March 31, 2014, has maturities between 2014 to 2020.

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 85.0% to 100.0% of CDI. On March 31, 2014, has maturities between 2014 to 2015.

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2014, has maturities between 2014 to 2025.

(4) Issuance of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(5) Debentures issued by the controlled Santos Energia Participações S.A. in April 2013, with remuneration indexed to CDI + 1.60% p.a. maturing on April 12, 2014 and controlled by BW Guirapá in August 2013, indexed to CDI +1.55% p.a., maturing on August 28, 2014.

						Bank/Consolidated
				Interest Rate (p.a)	03/31/2014	12/31/2013
Eurobonds	Issuance	Maturity	Currency		Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	3,047,966	3,210,407
Eurobonds	March-11	March-14	US$	Libor + 2.1%	-	2,813,498
Eurobonds	April and November-10	April-15	US$	4.5%	1,920,056	1,971,183
Eurobonds	January and June-11	January-16	US$	4.3%	1,910,164	2,005,381
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,258,044	1,283,821
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	775,541	786,587
Eurobonds (2)	April-12	April-16	CHF	3.3%	396,593	404,185
Eurobonds (2)	June-11	December-14	CHF	3.1%	387,919	395,378
Eurobonds (2)	June-13	June-15	CHF	1.1%	324,421	332,147
Others (2)					1,388,954	2,719,896
Total					11,409,658	15,922,483

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 to the April 17, 2018 equal 7.0% p.a.

(2) Includes R$2,369,054 (12/31/2013 - R$2,423,571) in cash flow hedge operations, being R$1,258,044 (12/31/2013 - R$1,283,821) indexed in Reais, R$964,284 (12/31/2013 - R$983,819) indexed on foreign currency - Swiss Franc, R$91,525 in Chilean Peso (12/31/2013 - R$97,887) and R$55,201 in Iuan (12/31/2013 - R$58,044) (Note 6.b.V.b), and R$324,421 for market risk hedge operations indexed to foreign currency - Swiss Franc (12/31/2013 - R$332,147) (Note 6.b.V.a).

						Bank/Consolidated
				Interest	03/31/2014	12/31/2013
Securitization Notes - MT100	Issuance	Maturity	Currency	Rate (p.a)(1)	Total	Total
2008-1 Series	May-08	March-15	US$	6.2%	96,986	150,645
2008-2 Series (2)	August-08	September-17	US$	Libor (6 Months) + 0.8%	905,524	940,146
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	19,674	40,593
2009-2 Series	August-09	September-19	US$	6.3%	93,006	105,135
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	323,470	420,537
2011-1 Series	May-11	March-18	US$	4.2%	201,414	237,020
2011-2 Series	May-11	March-16	US$	Libor (6 Months) + 1.4%	271,707	353,161
Total					1,911,781	2,247,237
(1) Charges payable semiannually.
(2) National will be paid in 6 semiannual installments from March 2014.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			03/31/2014	03/31/2013	03/31/2014	03/31/2013
Time Deposits (1)			1,373,803	1,214,244	1,365,320	1,212,417
Savings Deposits			559,467	376,210	559,467	376,210
Interbank Deposits			577,612	466,033	95,754	72,272
Money Market Funding			2,984,223	1,591,575	2,500,183	1,428,228
Provisions and Capitalization Adjustment and Interest			-	-	27,885	21,629
Others (2)			2,714,294	1,267,922	2,813,222	1,336,138
Total			8,209,399	4,915,984	7,361,831	4,446,894
(1) Includes the record of interest in the amount of R$34,326 related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 20).
(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

						Bank
					03/31/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Domestic Borrowings		9,917	35,565	14,420	59,902	74,943
Foreign Borrowings		3,909,597	12,261,838	1,697,378	17,868,813	18,340,277
Import and Export Financing Lines		3,358,138	11,979,714	1,697,378	17,035,230	16,945,819
Other Credit Lines		551,459	282,124	-	833,583	1,394,458
Domestic Onlendings		2,615,437	2,561,540	7,281,752	12,458,729	11,756,661
Foreign Onlendings		-	9,400	-	9,400	19,191
Total		6,534,951	14,868,343	8,993,550	30,396,844	30,191,072
Current					21,403,294	20,294,328
Long-term					8,993,550	9,896,744

						Consolidated
					03/31/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Domestic Borrowings		9,917	47,740	14,420	72,077	81,230
Foreign Borrowings		3,595,599	12,261,838	1,697,378	17,554,815	17,894,119
Import and Export Financing Lines		3,044,140	11,979,714	1,697,378	16,721,232	16,499,661
Other Credit Lines		551,459	282,124	-	833,583	1,394,458
Domestic Onlendings		2,615,437	2,561,540	7,281,752	12,458,729	11,756,661
Foreign Onlendings		-	9,400	-	9,400	19,191
Total		6,220,953	14,880,518	8,993,550	30,095,021	29,751,201
Current					21,101,471	19,854,457
Long-term					8,993,550	9,896,744

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2018 (12/31/2012 - through 2013) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.7% p.a. to 14.2% p.a. (12/31/2013 - 0.6% p.a. to 14.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (12/31/2013 - 1.5% p.a.), plus exchange rate change falling due through up to 2014 (12/31/2012 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Provision for Tax Risks and Legal Obligations (Note 22.b)	9,962,448	9,377,201	12,593,594	11,957,132
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 22.i)	733,926	810,299	827,903	948,074
Deferred Tax Liabilities	1,050,766	966,068	1,867,713	1,857,231
Provision for Taxes and Contributions on Income	-	-	106,359	4,791
Taxes Payable	287,228	323,260	344,162	514,486
Total	12,034,368	11,476,828	15,739,731	15,281,714
Current	1,046,568	922,926	1,758,945	1,914,672
Long-term	10,987,800	10,553,902	13,980,786	13,367,042

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2013	Recognition	Realization	03/31/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	840,748	-	-	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	94,707	92,609	-	187,316
Excess Depreciation of Leased Assets	19,473	-	(1,742)	17,731
Others	11,140	-	(6,169)	4,971
Total	966,068	92,609	(7,911)	1,050,766

				Consolidated
	12/31/2013	Recognition	Realization	03/31/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	855,629	2,550	(194)	857,985
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	100,124	92,634	(1,819)	190,939
Excess Depreciation of Leased Assets	875,385	11,134	(83,873)	802,646
Others	26,093	-	(9,950)	16,143
Total	1,857,231	106,318	(95,836)	1,867,713
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

			Bank	Consolidated
Year			03/31/2014	03/31/2014
2014			349,053	796,473
2015			465,404	478,472
2016			150,124	226,186
2017			39,355	110,470
2018			37,464	107,647
2019 to 2021			9,366	148,465
Total			1,050,766	1,867,713

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					03/31/2014	12/31/2013
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 Million	105.0% CDI	3,390,240	3,306,909
Subordinated Deposit Certificates	October-06	September-16	R$850 Million	104.5% CDI	1,833,206	1,788,358
Subordinated Deposit Certificates	July-07	July-14	R$885 Million	104.5% CDI	1,726,750	1,684,508
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 Million	104.5% CDI	995,138	970,794
Subordinated Deposit Certificates	January-07	January-14	R$250 Million	104.5% CDI	-	508,655
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 Million	CDI (2)	104,400	101,659
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 Million	IPCA (3)	383,841	368,401
Subordinated Deposit Certificates	November-08	November-14	R$100 Million	120.5% CDI	181,984	176,860
Total					8,615,559	8,906,144
Current					1,908,734	2,370,023
Long-Term					6,706,825	6,536,121
(1) Subordinated Deposit Certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed between 100% and 112% of CDI.
(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

20. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 22.f), are as follows:

						Bank/Consolidated
						03/31/2014
		Issuance	Maturity (1)	Amount	Interest Rate (p.a.) (3)	Total
Tier I (1)		January - 14	no deadline (perpetual)	R$3,000	7.4%	2,865,766
Tier II (2)		January - 14	January - 24	R$3,000	6.0%	2,857,899
Total						5,723,665
Current						76,518
Long-Term						5,647,147
(1) Interest rate paid quarterly from April 29, 2014
(2) Interest rate paid semiannually from July 29, 2014.
(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and II, respectively.

21. Other Payables - Other

				Bank		Consolidated
			03/31/2014	12/31/2013	03/31/2014	12/31/2013
Provision Technical for Capitalization Operations			-	-	1,710,735	1,704,190
Payables for Credit Cards			13,587,259	14,869,681	13,587,275	14,869,692
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b)			3,483,201	3,371,356	3,706,296	3,595,512
Employee Benefit Plans (Note 34)			3,060,061	3,022,274	3,081,515	3,043,311
Payables for Acquisition of Assets and Rights (1)			965,143	277,857	965,143	277,857
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 22.i)			6,486	6,251	6,486	6,251
Accrued Liabilities
Personnel Expenses			1,044,139	1,306,415	1,105,722	1,377,211
Administrative Expenses			200,151	195,080	260,967	243,913
Others Payments			144,556	161,191	233,254	238,786
Creditors for Unreleased Funds			776,213	924,632	776,213	924,632
Provision of Payment Services			173,245	224,411	173,245	224,411
Suppliers			205,158	192,624	636,939	643,811
Others			4,019,678	3,295,733	4,673,192	3,960,425
Total			27,665,290	27,847,505	30,916,982	31,110,002
Current			22,608,247	23,180,351	25,388,166	25,977,781
Long-term			5,057,043	4,667,154	5,528,816	5,132,221
(1) Refers basically to export notes loans operations in the amount of R$945,385 (12/31/2013 - R$258,420).

22. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on March 31, 2014 and on December 31, 2013 no contingent assets were accounted (Note 3.o).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			03/31/2014	12/31/2013	03/31/2014	12/31/2013
Reserve for Tax Contingencies and Legal Obligations (Note 18)			9,962,448	9,377,201	12,593,594	11,957,132
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 21)			3,483,201	3,371,356	3,706,296	3,595,512
Labor			1,965,051	1,869,394	2,032,741	1,939,796
Civil			1,518,150	1,501,962	1,673,555	1,655,716
Total			13,445,649	12,748,557	16,299,890	15,552,644

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			03/31/2014			03/31/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	9,377,201	1,869,394	1,501,962	9,636,920	2,538,878	1,480,652
Recognition Net of Reversal (1)	402,643	265,499	115,096	453,236	34,547	140,028
Inflation Adjustment	183,936	52,303	32,712	134,539	51,368	29,413
Write-offs Due to Payment	(4,194)	(222,145)	(125,210)	(24,900)	(291,115)	(169,327)
Others	2,862	-	(6,410)	-	-	-
Balance at End	9,962,448	1,965,051	1,518,150	10,199,795	2,333,678	1,480,766
Escrow Deposits - Other Receivables	866,673	347,863	107,169	845,114	619,515	106,584
Escrow Deposits - Securities	26,777	17,651	669	22,792	40,537	4,338
Total Escrow Deposits (2)	893,450	365,514	107,838	867,906	660,052	110,922

						Consolidated
			01/01 to			01/01 to
			03/31/2014			03/31/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,957,132	1,939,796	1,655,716	11,781,786	2,612,378	1,617,553
Recognition Net of Reversal (1)	479,170	275,599	139,249	546,994	37,863	170,492
Inflation Adjustment	227,530	54,352	36,296	160,933	53,295	32,717
Write-offs Due to Payment	(73,142)	(237,006)	(151,297)	(25,783)	(301,387)	(204,485)
Others	2,904	-	(6,409)	(7)	-	-
Balance at End	12,593,594	2,032,741	1,673,555	12,463,923	2,402,149	1,616,277
Escrow Deposits - Other Receivables	2,064,527	354,143	112,472	1,934,623	637,421	116,217
Escrow Deposits - Securities	27,334	17,651	669	23,178	40,537	4,338
Total Escrow Deposits (2)	2,091,861	371,794	113,141	1,957,801	677,958	120,555

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and / or remote and appeal deposits.

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of stock whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered in the year-end 2013 to the program of installments and cash payment of tax and social security debts established by Law 12.865/13 (Articles 17 and 39).

Adhesion to the program included a lawsuit claiming the remoteness of the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Bank. Referred lawsuit encompassed facts generators of social contributions to PIS and COFINS occurred period from September 2006 to April 2009, that process had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects on December 31, 2013 in the case process of the tax and social security included in the form of cash payment, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,029,427 Bank and R$2,053,978 Consolidated, through payment (R$1,372,627 Bank and R$1,389,501 Consolidated) and the conversion income on deposits warranty (R$155,020 in the Bank and R$155,176 Consolidated). Was recorded in the income statement of 2013, in accounts of Other Income (Expenses), the gain of R$501,780 in the Bank and R$509,301 in Consolidated, before taxes.

The main legal and administrative proceedings related to legal obligations, tax and social security, are described below:

PIS and Cofins - R$7,922,197 Bank and R$9,187,124 Consolidated (12/31/2013 - R$7,430,819 Bank and R$8,621,340 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9.718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court (STF) decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$541,309 Bank and R$1,349,793 Consolidated (12/31/2013 - R$529,518 in the Bank and R$1,299,202 in the Consolidated): the Banco Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11.727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss.

The matters in dispute refer to the following:

CSLL - Equal Tax Treatment - R$3,613 Bank and R$52,271 Consolidated (12/31/2013 - R$3,590 Bank and R$52,489 Consolidated): the Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$573,884 Bank and R$596,913 Consolidated (12/31/2013 - R$523,556 Bank and R$545,337 Consolidated): the Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$338,441 Bank and R$356,965 Consolidated (12/31/2013 - R$317,736 Bank and R$332,259 Consolidated): the Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Provisions for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$9.7 billion, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of March 31, 2014 amounts related to these claims are approximately R$610 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group.

The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Also we are successful with the 2003 base period. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2005 to 2006 are ongoing. On March 31, 2014 the amounts related to this period are approximately R$144 million.

Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of March 31, 2014 the amount related to this challenge is approximately R$605 million.

INSS on Profits or Results (PLR) - The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2014 the amounts related to these proceedings totaled approximately R$1,074 million.

IRPJ and CSLL - Capital gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. successor company ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. On March, 31, 2014, the value was approximately R$236 million.

The labor claims with classification of possible loss totaled R$0.1billion, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired on May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$0.6 billion.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$733,926, R$3,503 and R$2,983 (12/31/2013 - R$810,299, R$3,299 and R$2,952) in the Bank and R$827,903, R$3,503 and R$2,983 (12/31/2013 - R$948,074, R$3,299 and R$2,952) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 21) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

23. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			03/31/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	18,481,187	18,206,461	36,687,648	19,030,307	18,705,661	37,735,968
Foreign Residents	194,360,545	167,995,924	362,356,469	193,811,425	167,496,724	361,308,149
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury Shares	(1,394,102)	(1,267,365)	(2,661,467)	(1,021,459)	(928,599)	(1,950,058)
Total Outstanding	211,447,630	184,935,020	396,382,650	211,820,273	185,273,786	397,094,059

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						03/31/2014
		In Thousands		Brazilian Reais per Thousand Shares/Units
		of Brazilian Reais		Common	Preferred	Units
interim dividends (1) (2)			99,807	0.2406	0.2646	26.4629
intercalary dividends (1) (2)			120,193	0.2898	0.3187	31.8678
Total Accumulated as of March 31, 2014			220,000
(1) Established by the Board of Directors in March 2014.
(2) The amount of interim and intercalary dividends will be fully attributed to mandatory dividends for the year 2014 and will be paid from August 28, 2014, without any monetary compensation.

						03/31/2013
		In Thousands		Brazilian Reais per Thousand Shares/Units
		of Brazilian Reais		Common	Preferred	Units
Interest on Capital (1) (2)			300,000	0.7200	0.7921	79.2055

Total Accumulated as of March 31, 2013			300,000
(1) Established by the Board of Directors in March 2013, common shares - R$0.6120, preferred shares - R$0.6732 and Units - R$67.3247, net of taxes.
(2) The amount of Interest on Capital were fully attributed to mandatory dividends for the year 2013 and were paid on August 29, 2013 without any monetary compensation.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on July 29, 2013, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) approved on August 24, 2013 up to August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 common shares and 3,800,420,150 preferred shares, or ADRs (American Depositary Receipts) by the Bank, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In 2014, 4,417,000 Units were acquired, 2,433,553 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2014, amounting to 16,240,638 Units (12/31/2013 – 11,823,638 Units) equivalent to R$198,624 (12/31/2013 – R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.00 and R$18.52. In 2014 was acquired 4,791,874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11,540,221 ADRs, in the current amount of R$163,960 (12/31/2013 - R$114,586). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on March 31, 2014 was R$12.57 per Unit and US$5.57 per ADR. In the first quarter of 2014, due to the Optimization Plan PR, were also recorded interest in the amount of R$42,192 related to the issuance of the Debt Instruments Eligible to Compose Capital Tier I, totaling R$404,776 of treasury shares.

Additionally, during the period of three-months ended in March 31, 2014, treasury shares were not traded (12/31/2013 - loss of R$716) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$5,710 (12/31/2013 - R$6,146). In the first quarter of 2014, results were realized in the amount of R$3,086 (2013 - R$158,956), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submited a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

The Notes have the following main characteristics in common: (a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value; (b) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes, the Bank at its own initiative or due to change in tax laws applicable to the Notes, or (2) at any time, because of the occurrence of certain regulatory events; (c) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank, to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified.

On April 15, 2014, the Central Bank of Brazil approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Banco Santander filled a formal consultation to Bacen and CVM requesting about the model of recognizing the interest of the Notes Tier I aiming to ratify the adopted procedure (Note 3.n). This request is still pending on response by mentioned the regulators.

Bonus and Gruping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

After the bonus share and the share split, shareholder´s equity of Banco Santander of R$57,000,000 will be formed by 7,600,840,325 shares, being 3,869,849,668 common shares and 3,730,990,657 preferred shares, no par value.

The bonus share and share inplit were approved by the Brazilian Central Bank on April 22, 2014 and its effective implementation will be on June 2, 2014.

In addition, in the first quarter of 2014 issuance costs in the amount of R$13,513 and interest of R$42,192 were recorded related Tier I eligible Notes.

24. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect since1st October 2013. And the Resolution 4.193 and 4.281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	03/31/2014	12/31/2013
Tier I Regulatory Capital	57,848,264	63,594,727
Principal Capital	54,982,498	63,594,727
Supplementary capital	2,865,766	-
Tier II Regulatory Capital	5,630,477	2,701,014
Regulatory Capital (Tier I and II)	63,478,741	66,295,741
Required Regulatory Capital	38,188,989	37,936,111
Portion of Credit Risk (2)	33,495,597	34,199,529
Market Risk Portions (3)	2,986,164	2,047,595
Operational Risk Portion	1,707,228	1,688,987
Basel I Ratio	16.7	18.4
Basel Principal Capital	15.8	18.4
Basel	18.3	19.2
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3.644 of March 4, 2013, which revoked Bacen Circular 3.563/2011. The main changes were in line of real estate loans, with the change in weight depending of the amount financed (LTV), payroll loans with change in aggregate weight of 300% to 150% and the segregated weight of 75% for large companies and other wallets with change of billing.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On March 31, 2014 and December 31, 2013 Banco Santander classifies for said index.

25. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal will be subject of deliberation in the extraordinary stockholders' meeting held on April 30, 2014.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 34.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

					01/01 to	01/01 to
					03/31/2014	12/31/2013
Fixed Compensation					11,732	10,452
Variable Compensation					28,470	28,291
Others					4,266	2,406
Total Short-Term Benefits					44,468	41,149
Shares Based Payments (1)					7,630	6,150
Total Long-Term Benefits					7,630	6,150
Total (2)					52,098	47,299
(1) On May 02, 2013, the Bank launched a new plan for shares based compensation for executives (SOP 2013) in line with the National Monetary Council Resolution 3.921/2010.(Note 34.f).

(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the first quarter of 2013 were paid to the Directors of Santander Brasil Asset the amount of 3,214 excluding charges.(Note 36.a).

Additionally, in the first quarter of 2014, charges were collected on management compensation in the amount of R$ 7,310 (2013 R$ 9,454).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares) in March 31, 2014 and December 31, 2013:

	03/31/2014
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	60,925,349	28.6%	50,766,644	27.3%	111,691,993	28.0%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.4%	186,019,413	46.6%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Qatar Holding, LLC (2)	10,805,397	5.1%	9,823,089	5.3%	20,628,486	5.1%
Employees	161,387	0.1%	147,922	0.1%	309,309	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	39,821,750	18.6%	37,705,035	20.2%	77,526,785	19.4%
Total	211,447,630		184,935,020		396,382,650
Treasury Shares	1,394,102	0.7%	1,267,365	0.7%	2,661,467	0.7%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
Free Float (3)	50,788,534	23.8%	47,676,046	25.6%	98,464,580	24.6%

	12/31/2013
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	61,350,950	28.8%	51,153,553	27.5%	112,504,503	28.2%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Qatar Holding, LLC (2)	10,805,397	5.1%	9,823,089	5.3%	20,628,486	5.1%
Employees	154,108	0.1%	141,276	0.1%	295,384	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	39,776,071	18.7%	37,663,538	20.2%	77,439,609	19.5%
Total	211,820,273		185,273,786		397,094,059
Treasury Shares	1,021,459	0.4%	928,599	0.4%	1,950,058	0.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(2) Information refer to December, 2013 (Last available date).
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1)Exercise of the Exchange Rights by the Qatar Holding Luxembourg II S.Á R.L.

On October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

d.2) Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds.

d.3) Extension of Time to Reach the Minimum Percentage of Outstanding Shares (Free Float) and reduced of the (Free Float) of 25%

On October 10 and 11, 2013 were published Notices to the Market in order to inform to the shareholders that on October 08, 2013 the BM&FBovespa granted the claim by Banco Santander and its majority shareholders to (i) prorogate the period for reaching the minimum free float, until October 7, 2014; and (ii) to reduce the actual free float, of 24.6%, down to 22.5%, exclusively in the context of: (a) the Buyback Program of depositary share certificates (Units) or American Depositary Receipts (ADRs); and (b) acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs issued by the Bank. Such authorization does not interfere in the obligation undertook by Banco Santander to reach a free float of 25% until October 7, 2014, as set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2014	03/31/2014	12/31/2013	03/31/2013
Cash	53,343	-	189,619	-
Banco Santander Espanha (3)	51,807	-	188,450	-
Banco Santander (México), S.A.(5)	-	-	2	-
Banco Santander Totta, S.A. (5)	1,536	-	1,167	-
Interbank Investments	36,878,168	687,110	40,006,489	673,540
Aymoré CFI (4)	29,128,080	657,897	28,481,445	656,813
Banco Santander Espanha (1) (3)	6,830,569	4,542	10,438,660	3,249
CFI RCI Brasil (6)	919,519	24,671	1,086,384	13,447
Others	-	-	-	31
Securities	40,703,597	934,154	38,647,624	584,644
Santander Leasing (4)	40,703,597	934,154	38,647,624	584,644
Derivatives Financial Instruments - Net	157,600	110,267	(190,819)	191,740
Santander Benelux, S.A. (5)	133,907	64,573	(91,959)	140,948
Banco Bandepe (4)	-	(111)	(127,801)	-
Fundo de Investimento Santillana (5)	(95,856)	(2,154)	(117,683)	12,268
Abbey National Treasury Services Plc (Abbey National Treasury) (5)	(569)	55,555	(61,885)	16,120
Banco Santander Espanha (3)	49,860	29,179	46,524	(2,549)
Santander FI Amazonas (4)	15,252	(4,686)	29,370	-
Santander Paraty Qif PLC (4)	(62,018)	-	(17,157)	-
Santander FI Diamantina (4)	116,665	(32,095)	149,419	24,963
Santander Leasing (4)	359	6	353	(10)
Credit Operations	349,949	355	380,736	925
Cibrasec (4)	349,949	355	380,736	925
Dividends and Bonuses Receivables	2,153	-	81,826	125,260
Banco Bandepe (4)	-	-	-	36,900
Santander Leasing (4)	-	-	-	84,860
CFI RCI Brasil (6)	2,153	-	18,768	-
Santander Participações (4)	-	-	34,000	-
Sancap (4)	-	-	21,892	-
Others	-	-	7,166	3,500
Trading Account	65,446	142	159,343	1,147
Santander Benelux (5)	-	1	19,162	98
Abbey National Treasury (5)	-	4	18,998	12
Banco Santander Espanha (3)	65,446	137	121,183	1,037
Foreign Exchange Portfolio - Net	5,968	10,985	(174,245)	(59,110)
Banco Santander Espanha (3)	(11,198)	20,300	(174,245)	(59,110)
Santander Benelux S.A. (5)	17,166	(9,315)	-	-
Receivables from Affiliates	561,964	158,443	463,829	163,597
Zurich Santander Brasil Seguros e Previdência S.A. (7)	422,591	-	399,045	-
Santander Capitalização (4)	14,589	44,926	17,866	50,993
Zurich Santander Brasil Seguros S.A. (7)	114,618	-	43,865	-
Aymoré CFI (4)	-	84,121	-	72,392
Banco Santander Espanha (3)	-	-	-	60
Santander CCVM (4)	-	16,787	-	8,306
Santander Leasing (4)	-	8,440	-	13,267
Others	10,166	4,169	3,053	18,579
Other Receivables - Other	288,296	10,475	299,131	2,344
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign) (4)	269,527	-	280,856	-
Banco Santander Espanha (3)	645	-	9,107	-
CFI RCI Brasil (6)	2	948	2	526
Santander Capitalização (4)	-	(827)	364	844
Santander Paraty (4)	18,079	9,802	8,568	-
Aymoré CFI (4)	-	531	41	311
Others	43	21	193	663

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2014	03/31/2014	12/31/2013	03/31/2013
Deposits	(29,391,892)	(585,624)	(19,985,218)	(463,859)
Santander Leasing (4)	(25,162,129)	(496,913)	(16,497,439)	(411,986)
Banco Santander Espanha (3)	(1,617)	-	(1,740)	-
Aymoré CFI (4)	(2,345,731)	(46,800)	(1,718,368)	(27,975)
Banco Bandepe (4)	(659,471)	(15,262)	(544,209)	(14,179)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(76,623)	-	(68,783)	-
Santander Brasil Gestão de Recursos Ltda (7)	(16)	-	(27,062)	-
Sancap Investimentos e Participações	(95,852)	(3,120)	(135,408)	(968)
Santander Brasil Asset (7)	(126,076)	(3,883)	(170,914)	(1,795)
Webmotors S.A.	(129,311)	(3,098)	(127,790)	(200)
Fundo de Investimento Santillana (5)	(499,814)	(10,092)	(258,548)	(3,889)
Others	(295,252)	(6,456)	(434,957)	(2,867)
Repurchase Commitments	(17,275,851)	(484,817)	(23,916,093)	(163,586)
Santander Brasil Advisory (4)	(11,293)	(267)	(11,233)	(190)
Santander Getnet (4)	(69,726)	(2,262)	(63,085)	-
Webmotors S.A. (8)	(2,822)	(123)	(5,477)	(637)
Santander Brasil Consórcio (4)	(40,105)	(1,092)	(47,817)	(1,796)
Isban Brasil S.A. (5)	(13,672)	(67)	(2,612)	(15)
Produban Informática S.A. (5)	(3,038)	(6)	(223)	(16)
Santander FI Amazonas (4)	-	(729)	(68,715)	-
Santander FI Financial (4)	(7,046,899)	(166,859)	(6,881,079)	(104,724)
Santander Leasing (4)	(9,811,672)	(305,140)	(16,448,458)	(45,956)
Bandepe (4)	(56,214)	(1,968)	(47,290)	(2,434)
Webcasas S.A. (4)	-	-	(20,559)	-
Santander CCVM (4)	(82,001)	(2,544)	(102,114)	(3,239)
Santander Participações (4)	(5,515)	(266)	(54,808)	(3,982)
Santander FI SBAC (4)	(122,175)	(3,132)	(161,093)	(197)
Others	(10,719)	(362)	(1,530)	(400)
Borrowings and Onlendings	(433,574)	(957)	(609,436)	(5,112)
Banco Santander Espanha (3)	(70,918)	(857)	(94,168)	(5,112)
Santander Brasil Estabelecimento Financeiro de Crédito (4)	(346,111)	(100)	(500,589)	-
Banco Santander S.A. (Uruguay) (5)	(16,467)	-	(13,986)	-
Others	(78)	-	(693)	-
Dividends and Bonuses Payables	(165,314)	-	(1,090,414)	-
Sterrebeeck B.V. (3)	(103,229)	-	(679,045)	-
GES (5)	(61,920)	-	(410,283)	-
SIH (5)	(110)	-	(721)	-
Others	(55)	-	(365)	-
Payables from Affiliates	(29,473)	(91,314)	(13,214)	(67,786)
Produban Servicios Informáticos Generales, S.L. (5)	(4,647)	(5,070)	-	(1,838)
Isban Brasil S.A. (5)	-	(22,808)	-	(21,892)
Produban Serviços de Informatica S.A. (5)	(9,953)	(34,031)	-	(35,731)
Konecta Brazil Outsourcing Ltda (5)	-	(7,344)	-	-
Ingeniería (5)	(8,200)	(8,147)	-	-
Santander Microcrédito S.A. (4)	(3,074)	(9,504)	(3,293)	(7,834)
Banco Santander Espanha (3)	(1,266)	(117)	(874)	(102)
Santander Getnet (4)	(2,091)	(4,005)	(8,944)	-
Diversos	(242)	(288)	(103)	(389)
Debt Instruments Eligible to Compose Capital	(5,420,795)	(29,177)	-	-
Banco Santander Espanha (3) (9)	(5,420,795)	(29,177)	-	-
Donations	-	(7,175)	-	(6,677)
Santander Cultural	-	-	-	(637)
Fundação Sudameris	-	(6,000)	-	(6,000)
Fundação Santander	-	(1,145)	-	-
Instituto Escola Brasil	-	(30)	-	(40)

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2014	03/31/2014	12/31/2013	03/31/2013
Other Payables - Other	(1,913,632)	(76,968)	(2,249,248)	(63,925)
Banco Santander Espanha (3)	(1,733)	(15,639)	(1,778)	(13,723)
Brazil Foreign (4)	(1,911,781)	(12,217)	(2,247,237)	(14,299)
TecBan (8)	-	(33,179)	-	(26,830)
Ingenieria de Software Bancário, S.L. (Ingeniería) (5)	-	(6,549)	-	(5,156)
Produban Servicios (5)	-	(2,495)	-	(2,456)
Aquanima Brasil (5)	-	(5,644)	-	-
Others	(118)	(1,245)	(233)	(1,461)

				Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2014	03/31/2014	12/31/2013	03/31/2013
Cash	53,343	-	189,619	-
Banco Santander Espanha (3)	51,807	-	188,450	-
Banco Santander (México), S.A. (5)	-	-	2	-
Banco Santander Totta, S.A. (5)	1,536	-	1,167	-
Interbank Investments	7,707,633	4,752	11,625,517	3,500
Banco Santander Espanha (1) (2) (3)	7,707,633	4,752	11,625,517	3,500
Derivatives Financial Instruments - Net	117,412	151,951	(171,801)	163,621
Santander Benelux (5)	133,907	64,573	(91,959)	140,948
Fundo de Investimento Santillana (5)	(95,856)	(2,154)	(117,683)	12,268
Abbey National Treasury (5)	(569)	55,555	(61,885)	16,120
Banco Santander Espanha (3)	79,930	33,977	99,726	(5,715)
Trading Account	65,446	21,369	159,343	1,147
Banco Santander Espanha (3)	65,446	21,364	121,183	1,037
Abbey National Treasury (5)	-	4	18,998	12
Santander Benelux (5)	-	1	19,162	98
Foreign Exchange Portfolio - Net	5,968	10,985	(174,245)	(59,110)
Banco Santander Espanha (3)	(11,198)	20,300	(174,245)	(59,110)
Santander Benelux (5)	17,166	(9,315)	-	-
Receivables from Affiliates	547,257	12,752	449,457	21,803
Banco Santander Espanha (3)	-	-	-	1,715
Isban Brasil S.A. (5)	-	143	-	165
Zurich Santander Brasil Seguros e Previdência S.A. (7)	422,591	3,935	402,539	11,721
Zurich Santander Brasil Seguros S.A. (7)	114,618	8,570	43,865	7,810
Santander Brasil Asset (7)	9,387	-	3,053	-
Others	661	104	-	392
Other Receivables - Other	8,088	22,258	9,293	23,309
Banco Santander Espanha (3)	645	-	9,107	-
Zurich Santander Brasil Seguros e Previdência S.A. (7)	7,443	22,237	186	23,248
Others	-	21	-	61
Deposits	(792,394)	(16,396)	(514,347)	(5,495)
Banco Santander Espanha (2) (3)	(1,617)	-	(1,740)	-
Zurich Santander Brasil Seguros S.A. (7)	(1,451)	-	(4,651)	-
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(76,623)	-	(68,783)	-
Isban Brasil S.A. (5)	(59,022)	(1,565)	(98,779)	(990)
Santander Brasil Gestão de Recursos Ltda (7)	(16)	-	(27,062)	-
Fundo de Investimento Santillana (5)	(499,814)	(10,092)	(258,548)	(3,889)
Produban Serviços de Informatica S.A. (5)	(16,685)	-	-	-
Santander Brasil Asset (7)	(126,076)	(3,883)	-	-
Others	(11,090)	(856)	(54,784)	(616)
Repurchase Commitments	(17,499)	(106)	(3,015)	(32)
Produban Informática S.A. (5)	(3,038)	(6)	(223)	(16)
Isban Brasil S.A. (5)	(13,672)	(67)	(2,612)	(15)
Others	(789)	(33)	(180)	(1)

				Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2014	03/31/2014	12/31/2013	03/31/2013
Borrowings and Onlendings	(119,678)	(857)	(163,803)	(5,112)
Banco Santander Espanha (3)	(103,133)	(857)	(149,124)	(5,112)
Banco Santander, S.A. (Uruguay)	(16,467)	-	-	-
Others	(78)	-	(14,679)	-
Donations	-	(7,985)	-	(8,558)
Instituto Escola Brasil	-	(30)	-	(40)
Fundacao Real	-	(1,145)	-	-
Fundação Sudameris	-	(6,000)	-	(6,000)
Santander Cultural	-	(810)	-	(2,518)
Dividends and Bonuses Payables	(165,314)	-	(1,095,063)	-
Sterrebeeck B.V. (3)	(103,229)	-	(679,045)	-
GES (5)	(61,920)	-	(410,283)	-
Santusa Holding, S.L.	-	-	(4,649)	-
Others	(165)	-	(1,086)	-
Payables from Affiliates	(25,768)	(81,530)	(1,859)	(65,862)
Banco Santander Espanha (3)	(1,310)	(134)	(900)	(146)
Produban Servicios (5)	(4,647)	(5,070)	-	(1,838)
Isban Brasil S.A. (5)	(802)	(24,846)	(598)	(23,757)
Produban Informática S.A. (5)	(10,708)	(34,716)	(209)	(36,359)
Ingeniería (5)	(8,200)	(8,147)	-	-
Konecta Brazil Outsourcing Ltda (5)	-	(7,344)	-	-
Others	(101)	(1,273)	(152)	(3,762)
Debt Instruments Eligible to Compose Capital	(5.420.795)	(29.177)	-	-
Banco Santander Espanha (3) (9)	(5,420,795)	(29,177)	-	-
Other Payables - Other	(18,020)	(31,894)	(18,251)	(54,097)
Banco Santander Espanha (3)	(1,733)	(15,639)	(1,778)	(13,723)
Ingeniería (5)	-	(6,738)	-	(5,437)
Produban Servicios (5)	-	(2,611)	-	(2,550)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	-	(5,644)	-	-
Zurich Santander Brasil Seguros S.A. (7)	(15,342)	(1)	(15,334)	(4,110)
Aquanima Brasil Ltda. (5)	(931)	(16)	(1,123)	14
TecBan (8)	-	-	-	(26,830)
Others	(14)	(1,245)	(16)	(1,461)

(1) On March 31, 2014, refers to investments in foreign currency (overnight) with maturity on April 1, 2014 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) On March 31, 2014, refers to investments in foreign currency (overnight) with maturity on April 1, 2014 and interest rates of 0.076% and 0.08% p.a. maintained by subsidiary Santander Brazil EFC with Banco Santander Spain.

(3) Controller.
(4) Controlled.
(5) Controlled by Banco Santander Spain.
(6) Jointly Controlled - Banco Santander.
(7) Associated Company - Banco Santander Spain.
(8) Jointly Controlled - Santander Serviços.
(9) Indirectly Controlled - Banco Santander Spain.

26. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Asset Management	222,240	232,298	235,701	280,874
Checking Account Services	399,867	416,525	458,912	414,844
Lending Operations and Income from guarantees provided	219,775	198,558	280,337	272,655
Lending Operations	125,648	125,058	196,011	199,155
Income Garantees Provided	94,127	73,500	84,326	73,500
Insurance Fees	425,824	539,385	428,248	532,919
Credit Cards (Debit and Credit) and Acquiring Services	720,433	755,307	820,566	730,167
Collection	215,406	188,175	215,406	188,175
Brokerage, Custody and Placement of Securities	97,887	72,141	127,935	110,923
Others	13,674	9,035	66,068	55,726
Total	2,315,106	2,411,424	2,633,173	2,586,283

27. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Compensation	804,454	817,073	852,787	864,110
Charges	305,601	318,467	323,515	332,241
Benefits	270,879	273,227	287,964	287,644
Training	10,436	19,405	11,606	19,686
Others	5,920	3,517	6,040	3,622
Total	1,397,290	1,431,689	1,481,912	1,507,303

28. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Depreciation and Amortization (1)	1,332,600	1,358,060	1,345,093	1,364,345
Outsourced and Specialized Services	506,161	458,799	574,916	535,324
Communications	137,831	150,376	143,979	154,828
Data Processing	324,581	299,957	328,584	304,585
Advertising, Promotions and Publicity	60,112	61,017	73,283	71,201
Rentals	177,279	174,532	184,296	175,142
Transportation and Travel	37,656	41,682	46,174	49,407
Financial System Services	85,726	71,967	96,131	78,709
Security and Money Transport	148,444	139,296	157,667	139,318
Asset Maintenance and Upkeep	43,812	45,575	48,203	45,878
Water, Electricity and Gas	44,878	44,564	45,073	44,637
Materials	18,349	23,031	18,727	23,538
Others	59,505	56,735	61,581	60,817
Total	2,976,934	2,925,591	3,123,707	3,047,729

(1) In the Bank and Consolidated, includes goodwill amortization of R$909,246 (2013 - R$909,246), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

29. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Cofins (Contribution for Social Security Financing) (1)	385,338	387,133	452,673	466,061
ISS (Tax on Services)	86,730	84,989	101,706	100,292
PIS/Pasep (Tax on Revenue)	62,617	62,909	74,145	76,213
Others	179,283	134,195	205,781	149,422
Total	713,968	669,226	834,305	791,988
(1) Includes provisions updates for PIS and COFINS of Law 9.718/1998

30. Other Operating Income

				Consolidated
		Bank
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Net Premiums, Pension Plan and Capitalization	-	-	61,974	68,616
Monetary Adjustment of Escrow Deposits	72,085	57,729	99,904	75,121
Recoverable Taxes	35,707	29,067	50,543	43,334
Recovery of Charges and Expenses	186,885	157,216	120,224	113,517
Monetary Variation	121,120	64,410	121,131	65,009
Result on Impairment of Assets	-	123	-	123
Others	94,639	33,014	110,240	47,550
Total	510,436	341,559	564,016	413,270

(1) In 2013, includes R$560,362 in the Bank and R$ 567,508 in the Consolidated related to the installment program and cash payment of tax and social security debts established by Law 12.865/2013 in Articles 17 and 39 (Note 21.e).

31. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Operating Provisions
Tax (Note 22.c)	56,825	49,198	60,198	60,268
Labor (Note 22.c)	265,499	34,547	275,599	37,863
Civil (Note 22.c)	115,096	140,028	139,249	170,492
Others	18,409	11,750	55,576	43,876
Credit Cards	366,459	430,272	418,202	367,503
Actuarial Losses - Pension Plan (Note 34.a)	54,300	90,436	54,314	90,436
Monetary Losses	5,965	34,906	5,965	34,933
Legal Fees and Costs	22,441	22,934	28,033	25,531
Serasa and SPC (Credit Reporting Agency)	23,239	21,934	26,457	23,898
Brokerage Fees	15,998	12,726	16,019	12,730
Commissions	27,471	23,571	30,732	31,140
Impairment	60	-	60	-
Others	202,265	190,409	259,236	233,052
Total	1,174,027	1,062,711	1,369,640	1,131,722

32. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Result on Sale of Other Assets	469	1,064	770	2,103
Reversal (Recognition) of Allowance for Losses on Other Assets	632	74,685	744	74,737
Expense on Assets Not in Use	(759)	(1,679)	(1,929)	(2,159)
Gains (Losses) of Capital	1,447	(1,164)	1,678	(1,239)
Other Income (Expenses)	9,150	13,035	7,500	13,478
Total	10,939	85,941	8,763	86,920

33. Income Tax and Social Contribution

		Bank		Consolidated

	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Income Before Taxes on Income and Profit Sharing	1,318,485	731,249	1,536,561	1,183,027
Profit Sharing (1)	(263,212)	(222,036)	(277,667)	(245,480)
Interest on Capital	-	(300,000)	(5)	(300,000)
Unrealized results	-	-	(35)	(848)
Income Before Taxes	1,055,273	209,213	1,258,854	636,699
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(422,108)	(83,685)	(503,542)	(254,680)
Equity in Subsidiaries (2)	83,866	58,119	(23)	87
Nondeductible Expenses, Net of Non-Taxable Income	22,028	500	29,931	8,625
Exchange Variation - Foreign Branches	(262,645)	(150,440)	(262,645)	(150,440)
Income and Social Contribution Taxes on Temporary Differences	41,911	112,840	41,911	112,840
Effects of Change in Rate of CSLL (3)	-	-	7,191	3,651
Other Adjustments, Including Profits Provided Abroad	(3,012)	3,816	(207)	(5,016)
Income and Social Contribution Taxes	(539,960)	(58,850)	(687,384)	(284,933)
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

34. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. it also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999.

Additionally, Banco Santander and its subsidiaries are sponsors of the boxes assistance, supplemental retirement plan and pension employees, established under the defined benefit plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				03/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev(1)
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,594,473)	(321,912)	(353,870)	(1,036,943)
Fair Value of Plan Assets	13,093,015	530,615	3,090	1,294,039
	(1,501,458)	208,703	(350,780)	257,096
Being:
Superavit	161,336	208,703	-	257,095
Deficit	(1,662,793)	-	(350,780)	-
Amount not Recognized as Assets	161,336	208,703	-	256,197
Net Actuarial Asset on December 31, 2013	-	-	-	898
Net Actuarial Liability on December 31, 2013 (Note 21)	(1,662,793)	-	(350,780)	-
Payments Made	15,302	-	11,192	126
Revenues (Expenses) Recorded (Note 31)	(44,678)	(718)	(8,484)	(420)
Net Actuarial Asset on March 31, 2014	-	-	-	917
Net Actuarial Liability on March 31, 2014 (Note 21)	(1,692,169)	(718)	(348,072)	(312)
Other Equity Valuation Adjustments	(949,088)	(10,989)	(140,467)	(684)
Actual Return on Plan Assets	(1,421,598)	(35,981)	222	(174,189)

				Consolidated
				03/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,784,522)	(322,494)	(353,870)	(1,036,943)
Fair Value of Plan Assets	13,443,047	531,356	3,090	1,294,039
	(1,341,475)	208,862	(350,780)	257,096
Being:
Superavit	321,317	208,862	-	257,095
Deficit	(1,662,793)	-	(350,780)	-
Value Unrecognized as Asset	321,317	208,862	-	256,197
Net Actuarial Asset on December 31, 2013	-	-	-	898
Net Actuarial Liability on December 31, 2013 (Note 21)	(1,662,793)	-	(350,780)	-
Payments Made	15,310	-	11,192	126
Revenues (Expenses) Recorded	(44,687)	(723)	(8,484)	(420)
Net Actuarial Asset on March 31, 2014	-	-	-	917
Net Actuarial Liability on March 31, 2014 (Note 21)	(1,692,170)	(723)	(348,072)	(312)
Other Equity Valuation Adjustments	(949,088)	(10,989)	(140,467)	(684)
Actual Return on Plan Assets	(1,454,472)	(36,247)	222	(174,189)
(1) The Bandeprev plan in the amount of R$605 are composed of actuarial assets in the amount of R$917 for the special plan I and an actuarial liability in the amount of R$312 for the basic plan.

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	102,711	(77,254)	(11,095)	(7,831)
Changes in Financial Assumptions	4,154,270	81,663	61,771	266,376
Changes in Demographic Assumptions	-	8,912	-	-
Gain (Loss) Actuarial - Obligation	4,256,981	13,321	50,676	258,545
Return on Investment, Return Unlike Implied Discount Rate	(2,758,047)	(36,994)	(62)	(309,925)
Gain (Loss) Actuarial - Asset	(2,758,047)	(36,994)	(62)	(309,925)

				Consolidated
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	104,340	(77,870)	(11,095)	(7,831)
Changes in Financial Assumptions	4,206,018	81,898	61,771	266,376
Changes in Demographic Assumptions	-	9,059	-	-
Gain (Loss) Actuarial - Obligation	4,310,358	13,087	50,676	258,545
Return on Investment, Return Unlike Implied Discount Rate	(2,831,224)	(37,342)	(62)	(309,925)
Gain (Loss) Actuarial - Asset	(2,831,224)	(37,342)	(62)	(309,925)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander on December 31, 2013:

Plans				Duration (in years)
Banesprev Plans I				12.66
Banesprev Plans II				11.86
Banesprev Plans III				8.66
Banesprev Plans IV				16.70
Banesprev Plans V				9.42
Banesprev Pré-75				10.17
Sanprev I				7.15
Sanprev II				17.87
Bandeprev Básico				10.07
Bandeprev Especial I				7.54
Bandeprev Especial II				7.47
SantanderPrevi				7.63
Meridional				7.27

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in March, 31 2014 was R$16,283 (2013 - R$15,155) in the Bank and R$16,773 (2013 - R$15,628) in the Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: For the health care plan "Retirement SantanderPrevi" has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		03/31/2014		03/31/2014
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,842,701)	(487,957)	(5,036,220)	(487,957)
Fair Value of Plan Assets	4,319,363	138,065	4,491,845	138,065
	(523,338)	(349,892)	(544,375)	(349,892)
Being:
Superávit	-	135,470	-	135,470
Deficit	(523,338)	(485,363)	(544,375)	(485,363)
Value Unrecognized as Asset	-	135,470	-	135,470
Net Actuarial Asset at December 31, 2013	-	-	-	-
Net Actuarial Liability at December 31, 2013 (Note 21)	(523,338)	(485,363)	(544,375)	(485,363)
Payments Made	11,527	8,316	11,841	8,316
Revenues (Expenses) Recorded	(16,476)	(13,456)	(17,201)	(13,456)
Net Actuarial Asset on March 31, 2014	-	-	-	-
Net Actuarial Liability on March 31, 2014 (Note 21)	(528,287)	(490,503)	(549,735)	(490,503)
Other Equity Valuation Adjustments	(547,963)	(110,923)	(567,624)	(110,923)
Actual Return on Plan Assets	(593,539)	6,509	(632,705)	6,509

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

		Bank		Consolidated
		12/31/2013		12/31/2013
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	25,275	(174,911)	12,290	(174,911)
Changes in Financial Assumptions	1,709,194	199,913	1,777,294	199,913
Changes in Demographic Assumptions	7,454	-	44,927	-
Gain (Loss) Actuarial - Obligation	1,741,923	25,002	1,834,511	25,002
Return on Investment, Return Unlike Implied Discount Rate	(1,048,400)	18,397	(1,107,084)	18,397
Gain (Loss) Actuarial - Asset	(1,048,400)	18,397	(1,107,084)	18,397

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander on December 31, 2013:

Plans				Duration (in years)
Cabesp				14.03
Law 9656				41.25
Bandepe				15.08
Plasas				13.67
Free Clinic				11.92
Life Long Directors				9.93
Circular(1)				13.76 and 10.89
Life Insurance				9.02
(1) The duration 13.76 refers to the plan of Former Employees of Banco ABN Amro and 10.89 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

				Bank/Consolidated
				12/31/2013
Equity Instruments				2.10%
Debt Instruments				96.30%
Real Estate				0.20%
Others				1.40%

d) Actuarial Assumptions Adopted in Calculations

		Bank/Consolidated
		12/31/2013
	Pension	Health
Nominal Discount Rate for Actuarial Obligation	11.2%	11.3%
Rate Calculation of Interest Under Assets to the Next Year	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%
Boards of Mortality	AT2000	AT2000

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects on December 31, 2013:

		sensibility
	(+) 1.0%	(-) 1.0%
Effect on the present value of obligations	724,088	(612,260)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Company and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: It is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (bonus), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		SOP 2013, PSP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binominal	Binominal	Binominal	Binominal
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		2 Years	2 Years	2.72 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11 on March 31, 2014 is R$12,45 (12/31/2013 - R$14,07).

In the first quarter of 2014, daily pro-rata expenses in the amounting of R$2,546 (03/31/2013 - expenses R$9,084) Bank and R$2,485 (03/31/2013 - expenses R$9,049) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$1,562 (2013 - credits R$2,108) Bank and R$1,635 (2013 - credits R$2,197) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,734 Bank and R$1,808 in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Shares	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(971,238)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI14 - PSP)	(86,465)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,352,431)	14.31	2011	Executives	10/26/2011	06/30/2016
Granted Options (SOP 2013)	12,240,000	14.43	2013	Executives	05/02/2013	06/30/2018
Granted Options (ILP 2013)	2,456,000		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PI13 - PSP)	(324,760)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (SOP 2013)	(1,197,255)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (ILP 2013)	(6,800)		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (PSP 2013)	(18,197)		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(17,032)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(143,526)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (PSP 2013)	(51,854)		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 31/mar/2014	35,441,818
Plano SOP	4,903,767	23.50	2010	Executives	3/2/2010	06/30/2014
Pl14 - PSP	1,700,277		2012	Executives	05/26/2012	06/30/2014
SOP 2014	15,415,880	14.31	2011	Executives	10/29/2011	06/30/2016
SOP 2013	11,042,745	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,379,149		2013	Executives	08/13/2013	06/30/2016
Total	35,441,818

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan		4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI13)	(676,228)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2013	379,685
Plan I14	379,685	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/mar/2014	379,685

In the first quarter of 2014, pro-rata expenses were registered in the amount of R$393 (2013 - R$938) Bank and R$405 (2013 - R$405) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities, because they are settled in cash.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares.On first quarter of 2014, there were recorded expensive amounting R$1,572 (2013- R$7,349) in the Bank and R$742 (2013- R$6,403) in the Consolidated.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Director's Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". On first quarter of 2014, there were recorded expenses of R$279 (2013 - expenses were not recorded) in the Bank and R$264 (2013 - expenses of R$4) in the Consolidated, regarding the provision of the plan and was recorded loss with the oscillation of the share market value of the plan in the amount of R$11,853 in the Bank and R$12,000 in the Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. On first quarter of 2014, there were credits of R$183 (2013 - R$565) in the Bank and R$190 (2013 - R$560) at Consolidated.

35. Risk Management Structure

Banco Santander in Brazil follows the model of the Santander Group, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander Group is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events.Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance Reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Basel III), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "special surveillance firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank (BACEN). Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Executive Risk. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

36. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate.

a) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds.This operation generated a gain to Banco Santander of R$2,008 million before taxes (Taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

b) Segregation of Equity Investments of the Investments in Companies that Provide Services Complementary to those Provided by Financial Institutions

In order to segregate the equity investments in entities that provide complementary services to the financial services conglomerate, were made the following acts:

• Acquisition by Santander Serviços shares of the company Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

C) Other Corporate Movements

We also performed the following corporate actions:

• Acquisition on January 21, 2013 by Webmotos S.A., 100% of the share capital of Idéia Produções e Design Ltda- ME.

• Partial spin-off of Webmotors S.A., dated 30th April 2013, with a capital reduction of Webmotors and the formation of a new company, Webcasas S.A.

• Was celebrated on June 21, 2013 an agreement with the objective of Carsales participation in Webmotors S.A.’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors S.A.’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing, on January 04, 2013, in the amount of R$5 Billions without any change to the common shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option to acquire 97,667 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on March 7, 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda - ME ("Compreauto").

37. Subsequent Events

On April 7, 2014, it was announced to the market, through material fact, that Banco Santander and its controlled company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima ("SGS"), executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by SGS, of 100% of the voting and total corporate capital of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. ("GETNET"), a current partner of Banco Santander in developing acquiring services and card processing activities.

The purchase price of 100% of the shares issued by Getnet is R$1,104,000 of which: (i) R$1,020,000 will be paid to the sellers on the closing date, adjusted by the SELIC rate from January 31, 2014 until the date of the payment and (ii) R$ 84,000 will be paid in 5 equal annual installments as of the closing date, without any sort of update.

The closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions, including the prior approval of the Brazilian Central Bank and the Administrative Economic Defense Council, and will be completed at the closing date, upon compliance with the corporate reorganization, mentioned in the material fact published on April 7, 2014. Banco Santander will own 88.5% of the total corporate capital of SGS and the actual partner shall be owner of the remaining 11.5%.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$32,432,811 (12/31/2013 - R$32,342,669) at the Bank and R$31,686,021 (12/31/2013 - R$31,569,611) at the consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$4,350,139 (12/31/2013 - R$4,404,165), and the total amount of investment funds and assets managed is R$127,666,535 (12/31/2013 - R$123,936,088) recorded as off balance accounts.

c) Bank and Consolidated, the insurance contracted by Banco Santander in effect on March 31, 2014 and December 31, 2013, the global bank, fires, vehicles and other, have coverage amount of R$1,300,039 and global bank, was hired insurance with coverage amount of R$224,752, may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Income
(Expenses)
01/01 to
12/31/2013
Restricted Operations on Assets
Lending Operations	406
Liabilities - Restricted Operations on Assets
Deposits	(402)
Net Income	4

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of March 31, 2014 is R$2,664,957, of which R$704,603 up to 1 year, R$1,664,975 from 1 year to up to 5 years and R$295,379 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$1,185 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the quarter were R$178,493(2013 - R$163,508).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended March 31, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on March 31, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended March 31, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on March 31, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer